





# Financial Press Release (p. 2)

SUPPL

- Transformation of the mode of governance with the implementation of a Supervisory Board and a Management Board,
- Election of the members of the Supervisory Board,
- Financial authorizations given to the Management Board.

The quorum was 43.9% and the resolutions were adopted with a majority vote of between 70.4% and 99.8%.

*******************

Commenting on 2006 outlook, Henri Lachmann noted that Schneider Electric's offensive growth strategy based on innovation and expansion in high-potential markets and new businesses allow it to fully benefit from favorable worldwide economic trends.

Assuming these conditions, Schneider Electric anticipates for 2006 sales organic growth between 6% and 7%, noticeably above the target of its new² company program.

Henri Lachmann emphasized Schneider Electric's efficient business model based on a worldwide presence closer to customers, a strong ability to grow through acquisitions and sustained investment in innovation. Given these key strenghts, the strong resonance of new² company program with employees, and the young and international management under Jean-Pascal Tricoire's leadership, he expressed his full confidence in Schneider Electric's ability to generate sustained growth and offer an attractive return on investment for shareholders.



*******************

***The presentation made to the Annual Shareholders' Meeting and the related audio comments will be posted on the Schneider Electric website.***

*******************

***Schneider Electric's half-year financial results and second quarter sales will be released on July 28, 2006.***

**Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time**

*Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.*
www.schneider-electric.com



**Investor Relations:**
**Schneider Electric**
**Alexandre Brunet**

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 121972

**Media Contact:**
**Schneider Electric**
**Véronique Moine**

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

**Media Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46



# Financial Press Release

## Shareholders' Meeting approves excellent 2005 results and implements a new mode of governance: Jean-Pascal Tricoire is appointed Chairman of the Management Board & CEO and Henri Lachmann becomes Chairman of the Supervisory Board

**Rueil Malmaison, May 4, 2006 -** Schneider Electric shareholders met in Annual and Extraordinary Meeting yesterday, primarily to hear the report of the Board of Directors, approve the financial statements for 2005 and modify the governance mode of the company in order to set up a Management Board and a Supervisory Board. The Meeting was chaired by Henri Lachmann, Chairman and Chief Executive Officer.

The Supervisory Board held its first meeting after the Annual and Extraordinary Shareholders' Meeting. It appointed Henri Lachmann as its Chairman and Serge Weinberg as its Vice-Chairman. The Supervisory Board also appointed the Management Board, which has two members: Jean-Pascal Tricoire, Chairman, and Pierre Bouchut.

*******************

The Chairman reviewed the highlights of 2005:

- Strong sales growth and gradual change in the company's growth profile, with an increasing contribution from emerging countries and active development in new businesses,
- Strongly improved profitability, with significant increase in operating margin and a higher return on capital employed (ROCE),
- Strong earnings growth — earnings per share up 22% — above the new[2] company program's targets,
- Preparation for the succession and proposal of a new mode of corporate governance.

*******************

Shareholders approved the proposed resolutions, which concerned:

- Approval of the 2005 financial statements,
- Payment of a net dividend of €2.25 per share, up 25% over the previous year. It will be payable at May 9, 2006,




**Investor Relations:**
**Schneider Electric**
**Alexandre Brunet**

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: FR0000121972

**Media Contact:**
**Schneider Electric**
**Véronique Moine**

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

**Media Contact:**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

June 5th, 2006


SEC MAIL PROCESSING
RECEIVED
JUN 0 7 2006
WASH, D.C.
213
SECTION

**SECURITIES AND EXCHANGE COMMISSION**
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- Shareholders' meeting approves excellent 2005 results and implements a new mode of governance (Annex 1),
- Schneider Electric further consolidates its global position in building automation (Annex 2).

Information published in the BALO:

- Consolidated turnover for the first term 2006, BALO n° 59 published on 17 May 2006 (no English translation available),
- Voting rights, BALO n° 60 published on 19 May 2006 (no English translation available).

Miscellaneous

- Schneider Electric SA, € 3,500,000 Euro Medium Term Note Programme due from 7 days from the date of original issue (Annex 3),
- Conference EPG 2006 (Annex 4).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

**Schneider Electric SA**
Société anonyme à directoire et conseil de surveillance au capital de 1 812 953 816 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574



# Press release



## Schneider Electric further consolidates its global position in building automation

**Rueil Malmaison, France - May 24, 2006** – Pursuing its strategy of selective targeted acquisitions, Schneider Electric announced today that it will acquire Invensys Building Systems operations (IBS) in North America and Asia, subject to regulatory approvals.

This acquisition follows the acquisition of Invensys Advanced Building Systems (ABS EMEA) completed in July 2005 and will be very complementary with Schneider Electric's building automation platform. IBS generated revenues of $142 million for the fiscal year ended March 31, 2006, with operating profit of $20 million. The company is a leading provider of building automation products and services in North America with interesting positions in Asia. IBS has over 100 years of experience in the industry and benefits from excellent reputation and renowned brands such as Barber-Colman and Com-Trol.

The market of Building Automation and Control systems represents significant growth potential for Schneider Electric. The acquisition of TAC in June 2003 enabled Schneider Electric to become a major player in this market. The subsequent merger between TAC and Andover Controls, acquired in July 2004, and the acquisition of ABS EMEA in July 2005, further re-enforced Schneider Electric's position, both in Europe and in the US. The IBS acquisition will bring significant revenue and cost synergies, forefront distribution channels and an experienced management team. IBS will significantly enlarge TAC's installed base, expand its distribution capability in North America and Asia and bring the Schneider Electric Building Automation platform to a new scale.

IBS' acquisition fits perfectly with Schneider Electric's growth strategy developed over the last 3 years. Jean-Pascal Tricoire, CEO of Schneider Electric, commented: " *IBS North America and Asia fits logically and naturally in our building automation platform. TAC and IBS teams will be joining forces to grow their business on a global scale and to bring increased benefits to their customers."*

Subject to regulatory approvals, Schneider Electric will pay $296 million in cash to acquire 100% of the IBS business on a cash-free debt-free basis and to obtain the benefit of a 338 (h) (10) US tax election which has a total net present value of around $60 million. Schneider Electric expects that this acquisition will meet its Return on Capital Employed criteria within 3 years from completion.


Merlin Gerin
Square D
Telemecanique

**Investor Relations**
**Schneider Electric**
**Alexandre Brunet**

Phone : +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

**Media Contact**
**Schneider Electric**
**Véronique Moine**

Phone : +33 (0)1 41 29 70 76
Fax : +33 (0)1 41 29 71 95

**Media Contact**
**DGM**
**Michel Calzaroni**
**Olivier Labesse**
Phone : +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46


Electric

# Press release *(p. 2)*

## About Invensys

*Invensys is a global automation, controls and process solutions Group operating in more than 60 countries worldwide.*

## About Schneider Electric

*Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry, energy and infrastructure markets. With 92,000 employees and operations in 130 countries, Schneider Electric generated sales of €11.7 billion in 2005 through 13,000 distributor outlets.*
*www.schneider-electric.com*

## About TAC

*TAC is a leading provider of building automation solutions based on Open Integrated Systems for Building IT. TAC's mission is to provide added value through building environment services for indoor climate, security and use of energy, delivered with advanced technology to end users and property owners throughout the world. With over 80 years of experience in the HVAC, building automation and security areas, TAC has over 3,700 employees worldwide with partners and branches in 75 countries.*

***Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time***


Merlin Gerin
Square D
Telemecanique

**Investor Relations**
**Schneider Electric**
**Alexandre Brunet**

Phone: +33 (0)1 41 29 70 71
Fax : +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

**Media Contact**
**Schneider Electric**
**Véronique Moine**

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

**Media Contact**
**DGM**
**Michel Calzaroni**
**Olivia Labesse**
Phone: +33 (0)1 40 70 11 89
Fax : +33 (0)1 40 70 90 46

**BASE PROSPECTUS**

Dated 27 January 2006


Schneider
Electric


SEC MAIL
RECEIVED
PROCESSING
JUN 07 2006
WASH. D.C.
213
SECTION

# SCHNEIDER ELECTRIC SA

## EURO 3,500,000,000
## Euro Medium Term Note Programme
## Due from seven days from the date of original issue

*Under the Euro Medium Term Note Programme described in this Base Prospectus (the "Programme"), Schneider Electric SA (the "Company" or the "Issuer"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue euro medium term notes (the "Notes"). The aggregate nominal amount of Notes outstanding will not at any time exceed Euro 3,500,000,000 (or the equivalent in other currencies).*

*This Base Prospectus supersedes and replaces the Offering Circular dated 31st August, 2004 prepared in relation to the Programme.*

*Application may be made (i) to the Luxembourg Stock Exchange during a period of twelve months after the date of this Base Prospectus for Notes issued under the Programme to be listed and admitted to trading on the Luxembourg Stock Exchange and/or (ii) to the competent authority of any other Member State of the European Economic Area ("EEA") for Notes issued under the Programme to be listed and admitted to trading on a Regulated Market (as defined below) in such Member State. The Luxembourg Stock Exchange is a regulated market for the purposes of the Investment Services Directive 93/22/EC (a "Regulated Market"). However, Notes may be issued pursuant to the Programme which are not listed and admitted to trading on a Regulated Market. The relevant final terms (the "Final Terms") (forms of which are contained herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed and admitted to trading, and, if so, the relevant Regulated Market in the EEA. Application has been made to the Commission de surveillance du secteur financier in Luxembourg for approval of this Base Prospectus in its capacity as competent authority under the loi relative aux Base Prospectus pour valeurs mobilières dated 10 July 2005*

*Each Tranche of each Series (each as defined on page 7) of Notes will initially be represented by a temporary global note in bearer form (each a "Temporary Global Note") or a permanent global note in bearer form (each a "Permanent Global Note"). The Temporary Global Notes will each be either exchangeable for interests in a Permanent Global Note or for definitive Notes as specified in the relevant Final Terms. Global Notes may (a) in the case of a Tranche intended to be cleared through Euroclear (as defined below) and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System, ("Euroclear") and Clearstream, Luxembourg, (b) in the case of a Tranche of Notes intended to be cleared through Euroclear France, be deposited on the issue date with Euroclear France acting as central depositary and (c) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear, Clearstream, Luxembourg and Euroclear France or delivered outside a clearing system, be deposited as agreed between the Issuer and the relevant Dealer (as defined below). The provisions governing the exchange of interests in Global Notes for other Global Notes and definitive Notes are described in "Summary of Provisions Relating to the Notes while in Global Form".*

*The final terms of the relevant Notes will be determined at the time of the offering of each Tranche and will be set out in the relevant Final Terms.*

*Tranches of Notes issued under the Programme may be rated or unrated. Where a tranche of Notes is rated, such rating will not necessarily be the same as ratings assigned to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.*

*Arranger for the Programme*

BNP PARIBAS

*Dealers*

BNP PARIBAS
CITIGROUP
DEUTSCHE BANK
MERRILL LYNCH INTERNATIONAL
MORGAN STANLEY
SOCIETÉ GÉNÉRALE CORPORATE & INVESTMENT BANKING

This Base Prospectus (together with any Supplements hereto (each a "Supplement" and together the "Supplements") comprises a Base Prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") and for the purposes of giving information with regard to the Issuer, the Issuer and its subsidiaries taken as a whole (the "Group") and the Notes which, according to the particular nature of the Issuer and the Notes, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Issuer.

This Base Prospectus is to be read in conjunction with any document and/or information which is or may be incorporated herein by reference in accordance with Article 11 of the Prospectus Directive.

This Base Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below).

No person has been authorised to give any information or to make any representation other than those contained in this Base Prospectus in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined in "Summary"). Neither the delivery of this Base Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or the date upon which this Base Prospectus has been most recently supplemented or that there has been no adverse change in the financial position of the Issuer or the Group since the date hereof or the date upon which this Base Prospectus has been most recently supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Base Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Base Prospectus comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or, in the case of Notes in bearer form, delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Base Prospectus, see "Subscription and Sale".

This Base Prospectus does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Base Prospectus. None of the Dealers or the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Base Prospectus. Neither this Base Prospectus nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Base Prospectus or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Base Prospectus and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer or the Group during the life of the arrangements contemplated by this Base Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with the issue of any Tranche (as defined in "Summary"), one of the Dealers may act as a stabilising manager (the "Stabilising Manager"). The identity of such Stabilising Manager will be disclosed in the relevant Final Terms.

In connection with the issue of any Tranche (as defined in Condition 1(e) of the Terms and Conditions of the Notes), the Dealer or Dealers (if any) named as the stabilising manager(s) (the "Stabilising Manager(s)") (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes (provided that, in the case of any Tranche to be listed and admitted to trading on a Regulated Market, the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the relevant Tranche is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche.

In this Base Prospectus, unless otherwise specified or the context otherwise requires, references to "EURO" or "Euro" are to the single currency of the participating member states of the European Union, references to "Yen" and "JPY" are to the lawful currency of Japan and references to "£", "pounds sterling" and "Sterling" are to the lawful currency of the United Kingdom.

## TABLE OF CONTENTS

## PERSONS RESPONSIBLE FOR THE INFORMATION GIVEN IN THE BASE PROSPECTUS

To the best knowledge of the Issuer (having taken all reasonable care to ensure that such is the case), the information contained in this Base Prospectus is in accordance with the facts and contains no omission likely to affect its import. The Issuer accepts responsibility accordingly.

## SUMMARY

This summary is provided for purposes of the issue of Notes of a denomination less than Euro 50,000. Investors in Notes of a denomination greater than Euro 50,000 should not rely on this summary in any way, and the Issuer accepts no liability to such investors. This summary must be read as an introduction to this Base Prospectus. Any decision to invest in any Notes should be based on a consideration of this Base Prospectus as a whole, including the documents incorporated by reference, by any investor. The Issuer may have civil liability in respect of this summary, if it is misleading, inaccurate or inconsistent to a significant extent when read together with the other parts of this Base Prospectus. Where a claim relating to information contained in this Base Prospectus is brought before a court in a European Economic Area State (an "EEA State"), the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating this Base Prospectus before the legal proceedings are initiated.

Words and expressions defined in "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

### 1. Notes to be issued under the Programme

| | |
|---|---|
| **Description of the Programme** | Euro Medium Term Note Programme (the "Programme") |
| **Programme Size** | The Issuer may, subject to compliance with all relevant laws, regulations and directives, from time to time issue Notes denominated in any currency. The aggregate principal amount of Notes outstanding will not at any time exceed Euro 3,500,000,000 (or the equivalent in other currencies at the date of issue), subject to any duly authorised increase. |
| **Form of the Notes** | The Notes may be issued in bearer form only. |
| **Arranger of the Programme** | BNP Paribas |
| **Dealers under the Programme** | BNP Paribas, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, Morgan Stanley & Co. International Limited, and Société Générale. |
| **Types of Notes** | The Issuer may issue Fixed Rated Notes, Floating Rate Notes, Zero Coupon Notes, Dual Currency Notes and Index Linked Notes as specified in the relevant Final Terms. |
| **Status of Notes** | The Notes issued under the Programme will be unsubordinated and unsecured obligations of the Issuer and will have the benefit of a negative pledge and the events of default set out in the "Terms and Conditions of the Notes". The Issuer may also issue Subordinated Notes, including deeply subordinated Notes pursuant to the provisions of Article L.228-97 of the French *Code de Commerce*, as amended by law no. 2003-706 on financial security dated 1 August 2003, as described in Condition 2(b). See "Terms and Conditions of the Notes – Status of the Notes". |
| **Final Terms of Notes** | The aggregate principal amount, any interest rate or interest calculation, the issue price, maturity and any other terms and conditions not contained herein with respect to each Tranche of Notes will be established at the time of issuance and set forth in the relevant Final Terms. |

| | |
|---|---|
| **Method of Issue** | The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in the relevant Final Terms. |
| **Listing and admission to trading** | Application may be made to list each series of Notes issued under the Programme in the Official List of the Luxembourg Stock Exchange and admit such Notes to trading on the regulated market "Bourse de Luxembourg" and/or as otherwise specified in the relevant Final Terms. As specified in the relevant Final Terms, a Series of Notes may or may not be listed and admitted to trading. |
| **Clearing Systems** | The Notes shall be accepted for clearing through one or more clearing systems as specified in the relevant Final Terms. Global Notes are to be held by or on behalf of the clearing systems and therefore, potential investors will have to rely on the clearing system procedures for transfer, payment and communications with the Issuer. |
| **Redemption** | The Notes may be redeemed prior to maturity at par or at such other redemption amount as may be specified in the relevant Final Terms. For tax reasons, in certain circumstances the Issuer may, and in certain circumstances the Issuer shall be required to, redeem the Notes in whole (but not in part). |
| **Currencies** | Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer, and the relevant Dealers, including Euros. |
| **Denominations** | Definitive Notes will be in such denominations as may be specified in the relevant Final Terms, save that in respect of any Notes that are offered to the public and/or admitted to trading on a Regulated Market in the EEA, such Notes will have a minimum denomination of Euro 1,000 (or its equivalent in other currencies). |
| **Negative Pledge** | The terms and conditions of the Notes will contain a negative pledge as set out in Condition 4 in "Terms and Conditions of the Notes – Negative Pledge". |
| **Events of Default** | The terms and conditions of the Notes will contain events of default as set out in Condition 9 in "Terms and Conditions of the Notes – Events of Default". |
| **Withholding Tax** | According to Article 131 quater of the *Code Général des* |

| | |
|---|---|
| | *Impôts* as construed by the French taxation authorities, payments in respect of the Notes will be made without withholding or deduction for, or on account of, withholding tax on interest payments set out under Article 125 A III of the French General Tax Code, to the extent that the Notes constitute *obligations* and are issued (or deemed to be issued) outside France.<br><br>Notes constituting obligations under French law will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues of Notes, if such Notes are denominated in Euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than Euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France in connection with their initial distribution and such Notes are offered in the Republic of France only through an international syndicate to "qualified investors" (*investisseurs qualifiés*) as described in Articles L.411-1, L.411-2 and D.411-1 of the French *Code monétaire et financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than Euro, if each of the subscribers of the Notes on the primary market (*marché primaire*) is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Instruction of the *Direction Générale des Impôts* 5I-II-98 dated 30 September, 1998.<br><br>The tax regime applicable to Notes which do not constitute obligations will be set out in the relevant Final Terms.<br><br>The Issuer will, subject to certain exceptions all as more fully set out in the "Terms and Conditions of the Notes", pay additional amounts in the event that French law requires any deduction or withholding in respect of any present or future taxes or charges. |
| **Governing Law** | The Notes will be governed by English law except for the provisions of Condition 2(b) in respect of subordination which will be governed by, and be construed in accordance with, French law. |
| **Selling Restrictions** | For a description of certain restrictions on offers, sales and deliveries of Notes and on the distribution of offering material, see "Subscription and Sale" below. |

## 2. Key information about the Issuer

### A. Key information about the Issuer

Schneider Electric SA ("Schneider Electric" or the "Company" and, together with its consolidated subsidiaries, the "Group") is an international company, incorporated in France as a *Société Anonyme*, registered with the French registrar of companies (*registre du commerce et des sociétés*) under No. 542 048 574. Its head office is located at 43/45 boulevard Franklin Roosevelt, 92500 Rueil-Malmaison, France.

Schneider Electric manufactures and sells equipment, systems and switchgear for electric distribution and for automation & control. It ranks among the world's leading providers of medium voltage switchgear and equipment, low voltage and ultra terminal devices, industrial control products and programmable logic controllers.

Schneider Electric is also expanding into related activities through new growth platforms, including building automation and security, secured power and customized sensors. Together, its businesses serve four core markets: buildings, residential, industry and energy & infrastructure.

The Company's share capital at October 30, 2005 was €1,809,993,816, represented by 226,249,227 shares including 55,050 shares issued but not yet listed, each with a par value of €8.00, and all fully paid up. A total of 242,626,977 voting rights were attached to the 226,199,677 shares outstanding as of the Annual Shareholders' Meeting of May 12, 2005.

**B. Key information concerning selected financial data of the Issuer as of December 31, 2004 and June 30, 2005**

| | 6-month period ending June 30, | | Year ending December 31, | | |
|---|---|---|---|---|---|
| | 2005 IFRS | 2004(x) IFRS | 2004(x) IFRS | 2004 French GAAP | 2003 French GAAP |
| Sales | 5,399.3 | 4,976.7 | 10,349.3 | 10,365.3 | 8,780.3 |
| Income (loss) from continuing operations before tax | 625.0 | 553.8 | 1,227.1 | 1,244.8 | 954.3 |
| Net income (loss) before minority interest | 427.3 | 373.1 | 858.3 | 594.7 | 454.3 |
| Net income (loss) | 413.1 | 360.0 | 823.9 | 564.6 | 432.8 |
| Basic earnings per share | 1.90 | 1.61 | 3.73 | 2.56 | 1.94 |
| Diluted earnings per share | 1.89 | 1.61 | 3.72 | 2.55 | 1.94 |
| Total assets | 14,354.0 | 13,644.7 | 13,296.1 | 13,045.3 | 13,920.8 |
| Total non-current assets | 8,888.5 | 8,178.2 | 8,159.1 | 7,152.8 | 6,553.7 |
| Total current assets | 5,465.5 | 5,466.5 | 5,137.0 | 5,892.5 | 7,367.1 |
| Total liabilities | 14,354.0 | 13,644.7 | 13,296.1 | 13,045.3 | 13,920.8 |
| Total shareholder's equity | 7,505.3 | 7,184.1 | 7,395.1 | 7,575.1 | 7,658.7 |

(x) IAS 32 and IAS 39 have not been applied in the 2004 IFRS accounts

## 3. Risk Factors

### A. Risk factors relating to the Issuer

Prospective investors should consider, among other things, the risk factors described in section 4 below, which include the following risk factors related to the Group, its operations and its industry and which are inherent in investing in Notes under the Programme:

- We operate worldwide in competitive and cyclical markets;

- The development and success of our products depends on our ability to develop new products and services and adapt to the market;
- The development and success of our products depends on our ability to protect our intellectual property against competitors;
- Our strategy involves growth through acquisitions, joint ventures and mergers, which may be difficult to identify and/or execute;
- Our products are subject to varying national and international standards and regulations;
- Our factories and products are subject to environmental regulations;
- We may be the subject of product liability claims and other adverse effects due to defective products, failure to operate properly or harm caused to persons and property;
- We are dependent upon hiring and retaining highly qualified management and technical personnel;
- We may be adversely affected by rising raw material prices;
- Our international operations expose us to the risk of fluctuation in currency exchange;
- Unfavorable interest rate fluctuations could affect our financing costs;
- We are subject to counterparty risks, equity risks and liquidity risks.

**B. Risk Factors relating to the Notes**

There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme.

*The trading market for debt securities may be volatile and may be adversely impacted by many events.*

The market for debt securities issued by issuers is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other European and other industrialised countries.

*An active trading market for the Notes may not develop.*

There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected.

*Any early redemption at the option of the Issuer, if provided for in any Final Terms for a particular issue of Notes, could cause the yield anticipated by Noteholders to be considerably less than anticipated.*

The Final Terms for a particular issue of Notes may provide for early redemption at the option of the Issuer. Such right of termination is often provided for bonds or notes in periods of high interest rates. If the market interest rates decrease, the risk to Noteholders that the Issuer will exercise its right of termination increases. As a consequence, the yields received upon redemption may be lower than expected, and the redeemed face amount of the Notes may be lower than the purchase price for the Notes paid by the Noteholder. As a consequence, part of the capital invested by the Noteholder may be lost.

*Investors will not be able to calculate in advance their rate of return on Floating Rate Notes.*

Interest income on Floating Rate Notes cannot be anticipated. Due to varying interest income, investors are not able to determine a definite yield of Floating Rate Notes at the time they purchase them, so that their return on investment cannot be compared with that of investments having longer fixed interest periods.

*Zero Coupon Notes are subject to higher price fluctuations than non-discounted bonds.*

Due to their leverage effect, Zero Coupon Notes are a type of investment associated with a particularly high price risk. Further, if market interest rates increase, Zero Coupon Notes can suffer higher price losses than other Notes having the same maturity and credit rating.

*Investments in Index linked interest notes entail significant risks and may not be appropriate for investors lacking financial expertise.*

An investment in Index Linked Interest Notes entails significant risks that are not associated with similar investments in a conventional fixed or floating rate debt security. The Issuer believes that Index Linked Interest Notes should only be purchased by investors who are, or who are purchasing under the guidance of, financial institutions or other professional investors that are in a position to understand the special risks that an investment in these instruments involves.

Please see "*Risk factors*" below for further details.

# RISK FACTORS

*The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring. The risk factors may relate to the Issuer or to any of its subsidiaries.*

*In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.*

*The Issuer believes that the factors (although not exhaustive) described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. The risks described below are not the only risks the Issuer faces. Additional risks and uncertainties not currently known to the Issuer or that it currently believes to be immaterial could also have a material impact on its business operations. Prospective investors should also read the detailed information set out elsewhere in this Base Prospectus and reach their own views prior to making any investment decision. In particular, investors should make their own assessment as to the risks associated with the Notes prior to investing in Notes issued under the Programme.*

**Risk Factors relating to the Issuer**

**Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme**

*We operate worldwide, in competitive and cyclical markets*

The worldwide markets for our products are competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger or developing in certain lower costs countries. We are exposed to cyclical fluctuations in the rate of economic growth of, and level of capital expenditures in, the various countries in which we operate, though the impact of downturns in a particular market may be limited by the diversified nature of our end user markets.

As we also operate in emerging or developing countries for approximately 27% of our business, we are exposed to the risks associated with those markets

*The development and success of our products depends on our ability to develop new products and services and adapt to the market*

The markets in which we operate experience rapid and significant changes due to the introduction of innovative technologies. Introducing new technology products and innovative services, which we must do on an ongoing basis to meet our clients' needs, requires a significant commitment to research and development, which may not result in success. Our sales and margins may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace or if our products, systems or service offers are not brought to market in a timely manner, become obsolete or are not responsive to our customers' requirements.

In order to meet these challenges, we have an R&D budget which, at 5.2% of sales, is among the highest in the industry. It covers 4,500 employees around the world and development centers in 25 countries. This ongoing commitment has allowed us to accelerate time to market and leverage the technology of strategic partners with whom we have also forged alliances to expand our lineup or geographic coverage. We have set up global development centers to bring all of our electrotechnical, electronic, electromechanical, software and

other technical competencies together and to create technology parks in China, the US, France and Japan. Global support centers have also been established in Mexico, India and China to provide the technical parks with additional skills and development capacity at a very competitive cost.

*The development and success of our products depends on our ability to protect our intellectual property against competitors*

Our future success depends to an extent on the development and maintenance of our intellectual property rights. Third parties may infringe our intellectual property rights, and we may expend significant resources monitoring, protecting and enforcing our rights. If we fail to protect or enforce our intellectual property rights, our competitive position could suffer, which could have an adverse effect on our business.

In order to mitigate this risk, the patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance & Control - Legal Affairs Department. All industrial property information for the main Group subsidiaries is transmitted to this team, which is responsible for managing and protecting these intangible assets throughout the world. The same procedure is followed for trademarks.

*Our strategy involves growth through acquisitions, joint ventures and mergers, which may be difficult to identify and/or execute*

Our strategy involves strengthening through acquisitions, strategic alliances, joint ventures and mergers. Transactions such as these are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise and the acquisition, administrative and other costs related thereto.

We have therefore developed a process for the integration of newly-acquired businesses. This process extends over a period of 6 to 24 months depending on the type and size of the new entity and comprises six clearly-identified phases, which are described in the Group's internal procedure manuals. The integration scheme for each acquisition varies depending on whether the business was acquired to strengthen the Group's existing lineup, extend the lineup or penetrate a new segment. All told, there are five scenarios ranging from total integration to separate organization. Depending on the strategic objective, a matrix is drawn up showing the required level of integration for each of the newly-acquired business's core functions, i.e. front office (sales force and brand), back office, R&D, corporate functions and management reporting. An integration plan is drawn up for each acquisition and is implemented by an integration manager who reports to a Steering Committee. The Steering Committee meets at monthly intervals during the integration plan development phase, and at quarterly intervals once the integration plan has been approved.

*Our products are subject to varying national and international standards and regulations*

Our products, which are sold in national markets world wide, are subject to regulations in each of those markets, as well as to various supranational regulations. Those regulations include trade restrictions, tariffs, tax regimes and product safety standards. Changes to any of these regulations or standards and their applicability to our business could lead to lower sales or increased operating costs, which would result in lower profitability and earnings.

Our products are also subject to multiple quality and safety controls and regulations, and are governed by both national and supranational standards, though the majority of our lineup complies with world-recognized International Electrotechnical Commission (IEC) standards. Costs of compliance with new or more stringent of these various standards and regulations could affect our business if we are required to make capital expenditures or implement other measures to ensure compliance with any such new or more stringent standard.

*Our factories and products are subject to environmental regulations*

Our plants and products, like those of similar companies, are subject to extensive and increasingly stringent environmental laws and regulations in each jurisdiction where we operate.

In order to limit risks related the environment generally, we are involved in a process to continuously improve the environmental performance of our plants and products. In 1992, we published a formal environmental policy, which was recently redefined to take account of changes both inside and outside the Company. It is designed to improve manufacturing processes, promote eco-design and integrate customer concerns in the area of environmental protection.

*We may be the subject of product liability claims and other adverse effects due to defective products, failure to operate properly or harm caused to persons and property*

Regardless of testing and quality procedure, our products might not operate properly or might contain errors and defects. These errors and defects could result in product liability claims, loss of revenue, warranty claims, costs associated with product recalls, litigation, delay in market acceptance or harm to our reputation for safety and quality.

We are covered by a global liability insurance program. Specific liability programs have been set up in the US, Canada and Mexico to take account of the specific requirements and characteristics of the North American market. Insured values under these programs adequately cover the Group's exposure to liability claims in connection with its businesses.

*We are dependent upon hiring and retaining highly qualified management and technical personnel*

Competition for highly qualified management and technical personnel is intense in the industry in which we operate. Our future success depends in part on our ability to hire, assimilate and retain engineers and other qualified personnel.

Our human resources strategy is designed to create a motivating working environment. Specific policies have been developed covering international mobility, career development, training and compensation. By posting employees outside their home countries, we are able to prepare the future and build teams and skills in regions in which we want to operate. We also use training to develop skills and nurture employee loyalty.

*We may be adversely affected by rising raw material prices*

We are exposed to fluctuations in energy and raw material prices (in particular steel, copper, aluminium, silver, nickel and zinc). If we are not able to hedge, compensate or pass on our increased costs to customers, this could have an adverse impact on our financial results.

We have however implemented certain procedures to limit our exposure to rising non ferrous raw material prices. The purchasing departments of our operating units report their purchasing forecasts to the Corporate Treasury Center twice a year. Purchase commitments are hedged using forward contracts, swaps and, to a lesser extent, options. In addition, we have established rules governing metal and other purchases. These rules mainly concern purchasing department organization and procedures, relationships between buyers and suppliers, levels of signature authority, and compliance with environmental standards. Internal audit plans for individual subsidiaries or units systematically cover the purchasing department and include productivity and cost of non-quality analyses, compliance reviews and analyses of the supplier portfolio.

*Our international operations expose us to the risk of fluctuation in currency exchange*

Because a significant proportion of transactions are denominated in currencies other than the euro, we are exposed to risk arising from changes in exchange rates. If we are not able to hedge them, fluctuations in exchange rates between the euro and these currencies can have a significant impact on our operating margin and distort year-on-year performance comparisons.

We seek to limit our exposure to this risk by way of a currency hedging policy designed to protect subsidiaries against risks on all transactions denominated in a currency other than their accounting currency. These mainly consist of intercompany transactions between global plants or international distribution centers and local

subsidiaries, but they also include direct exports and purchases. More than twenty currencies are involved, with the US dollar, Hong Kong dollar and British pound representing the most significant sources of risk.

The Group actively manages its exposure to currency risk to reduce the sensitivity of earnings to changes in exchange rates. Hedging programs mainly concern foreign currency receivables, payables and operating cash flows, which are generally hedged by means of forward sales. Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less. We also hedge intercompany loans and borrowings in foreign currencies. However, no other foreign currency assets and liabilities carried in the consolidated balance sheet are hedged.

*Unfavorable interest rate fluctuations could affect our financing costs*

We are exposed to risks associated with the effect of changing interest rates. Interest rate risk on borrowings is managed at Group level, based on consolidated debt and according to market conditions. The main goal of interest rate management policies is to optimize Group financing costs. All bond debt is fixed rate. Where long-term variable rate debt is swapped for fixed rate, the swap contracts only apply to the long-term portion and the current portion is left at variable rate.

Depending on market conditions, interest rate risk on cash equivalents may be hedged using interest rate swaps.

*Counterparty risk*

Transactions involving foreign currency and long and short-term interest rate hedging instruments are entered into with selected counterparties. Banking counterparties are chosen according to the customary criteria, including the credit rating issued by an independent rating agency.

Group policy consists of diversifying counterparty risks and periodic controls are performed to check compliance with the related rules.

*Equity risk*

Exposure to equity risk primarily relates to treasury stock and shares in Finaxa. These positions are not hedged.

*Liquidity risk*

Liquidity is provided by the Group's cash and cash equivalents and commercial paper programs. These programs are backed by undrawn confirmed lines of credit.

The Group's credit rating enables it to raise significant long-term financing and attract a diverse investor base.

Currency and interest rate risks are generally managed at Group level, with the aim of limiting the impact on results of changes in exchange and interest rates without entering into any trading transactions. Hedging decisions are made by the Finance & Control - Legal Affairs Department and are reviewed at monthly intervals based on changes in financial market conditions.

**Risk Factors relating to the Notes**

*The trading market for debt securities may be volatile and may be adversely impacted by many events.*

The market for debt securities issued by issuers is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other European and other industrialised countries. There can be no assurance that events in France, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of Notes or that economic and market conditions will not have any other adverse effect.

*An active trading market for the Notes may not develop.*

There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected. The Issuer and any of its subsidiaries are entitled to buy the Notes, as described in Condition 5(d), and the Issuer may issue further notes, as described in Condition 12. Such transactions may favourably or adversely affect the price development of the Notes. If additional and competing products are introduced in the markets, this may adversely affect the value of the Notes.

*The Notes may be redeemed prior to maturity.*

Unless in the case of any particular Tranche of Notes the relevant Final Terms specify otherwise, in the event that the Issuer would be obliged to increase the amounts payable in respect of any Notes due to any withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the jurisdiction of the Issuer or a political subdivision thereof or any authority therein or thereof having power to tax, the Issuer may redeem all outstanding Notes in accordance with the Conditions.

*Any early redemption at the option of the Issuer, if provided for in any Final Terms for a particular issue of Notes, could cause the yield anticipated by Noteholders to be considerably less than anticipated.*

The Final Terms for a particular issue of Notes may provide for early redemption at the option of the Issuer. Such right of termination is often provided for bonds or notes in periods of high interest rates. If the market interest rates decrease, the risk to Noteholders that the Issuer will exercise its right of termination increases. As a consequence, the yields received upon redemption may be lower than expected, and the redeemed face amount of the Notes may be lower than the purchase price for the Notes paid by the Noteholder. As a consequence, part of the capital invested by the Noteholder may be lost, so that the Noteholder in such case would not receive the total amount of the capital invested. In addition, investors that choose to reinvest monies they receive through an early redemption may be able to do so only in securities with a lower yield than the redeemed Notes.

*Investors will not be able to calculate in advance their rate of return on Floating Rate Notes.*

A key difference between Floating Rate Notes and Fixed Rate Notes is that interest income on Floating Rate Notes cannot be anticipated. Due to varying interest income, investors are not able to determine a definite yield of Floating Rate Notes at the time they purchase them, so that their return on investment cannot be compared with that of investments having longer fixed interest periods. If the terms and conditions of the notes provide for frequent interest payment dates, investors are exposed to the reinvestment risk if market interest rates decline. That is, investors may reinvest the interest income paid to them only at the relevant lower interest rates then prevailing.

*Zero Coupon Notes are subject to higher price fluctuations than non-discounted bonds.*

Changes in market interest rates have a substantially stronger impact on the prices of Zero Coupon Notes than on the prices of ordinary Notes because the discounted issue prices are substantially below par. If market interest rates increase, Zero Coupon Notes can suffer higher price losses than other Notes having the same maturity and credit rating. Due to their leverage effect, Zero Coupon Notes are a type of investment associated with a particularly high price risk.

*Investments in Index linked interest notes entail significant risks and may not be appropriate for investors lacking financial expertise.*

An investment in Index Linked Interest Notes entails significant risks that are not associated with similar investments in a conventional fixed or floating rate debt security. The Issuer believes that Index Linked

Interest Notes should only be purchased by investors who are, or who are purchasing under the guidance of, financial institutions or other professional investors that are in a position to understand the special risks that an investment in these instruments involves. These risks include, among other things, the possibility that:

- such index or indices may be subject to significant changes, whether due to the composition of the index itself, or because of fluctuations in value of the indexed assets;
- the resulting interest rate will be less (or may be more) than that payable on a conventional debt security issued by the Issuer through the Issuer at the same time;
- the repayment of principal can occur at times other than that expected by the investor;
- the holder of an Index Linked Interest Note could lose all or a substantial portion of the principal of such Note (whether payable at maturity or upon redemption or repayment), and, if the principal is lost, interest may cease to be payable on the Index Linked Interest Note;
- the risks of investing in an Index Linked Interest Note encompasses both risks relating to the underlying indexed securities or commodities and risks that are unique to the Note itself;
- any Index Linked Interest Note that is indexed to more than one type of underlying asset, or on formulae that encompass the risks associated with more than one type of asset, may carry levels of risk that are greater than Notes that are indexed to one type of asset only;
- it may not be possible for investors to hedge their exposure to these various risks relating to Index Linked Interest Notes; and
- a significant market disruption could mean that the index on which the Index Linked Interest Notes are based ceases to exist.

In addition, the value of Index Linked Interest Notes on the secondary market is subject to greater levels of risk than is the value of other Notes. The secondary market, if any, for Index Linked Interest Notes will be affected by a number of factors, independent of the creditworthiness of the Issuer and the value of the applicable currency, commodity, stock, interest rate or other index, including the volatility of the applicable currency, commodity, stock, interest rate or other index, the time remaining to the maturity of such Notes, the amount outstanding of such Notes and market interest rates. The value of the applicable currency, commodity, stock or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Issuer has no control. Additionally, if the formula used to determine the amount of principal, premium and/or interest payable with respect to Index Linked Interest Notes contains a multiplier or leverage factor, the effect of any change in the applicable currency, commodity, stock, interest rate or other index will be increased. The historical experience of the relevant currencies, commodities, stocks or interest rate indices should not be taken as an indication of future performance of such currencies, commodities, stock, interest rate or other indices during the term of any Index Linked Interest Note. Additionally, there may be regulatory and other ramifications associated with the ownership by certain investors of certain Index Linked Interest Notes.

The credit ratings assigned to the Issuer's Programme are a reflection of the credit status of the Issuer, and in no way are a reflection of the potential impact of any of the factors discussed above, or any other factors, on the market value of any Index Linked Interest Note. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Index Linked Interest Notes and the suitability of such Notes in light of their particular circumstances.

Various transactions by the Issuer could impact the performance of any Index Linked Interest Notes, which could lead to conflicts of interest between the Issuer and holders of its Index Linked Interest Notes.

*Exchange rate risks and exchange controls*

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

## DOCUMENTS INCORPORATED BY REFERENCE

This Base Prospectus should be read and construed in conjunction with the following documents which have been previously published or are published simultaneously with the Base Prospectus and which have been filed with the *Commission de Surveillance du Secteur Financier* (the "CSSF") and shall be deemed to be incorporated in, and form part of, this Base Prospectus:

(a) the audited non-consolidated and consolidated annual financial statements of the Issuer and audit reports for the financial years ended 31 December 2003 and 2004, together in each case, with the notes thereto;

(b) the unaudited consolidated financial statements of the Issuer for the six month period ended 30 June 2004, together with notes thereto

(c) the unaudited consolidated financial statements of the Issuer for the six month period ended 30 June 2005, together with the notes thereto ,

save that any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Base Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Base Prospectus.

All documents incorporated by reference in this Prospectus may be obtained, free of charge, at the offices of each Paying Agent set out at the end of this Prospectus during normal business hours so long as any of the Notes are outstanding.

The information incorporated by reference in this Prospectus shall be read in connection with the cross-reference list as set out in the section "Cross-Reference List".

Any information not listed in the Cross-Reference List but included in the documents incorporated by reference is given for information purposes only.

Copies of the documents incorporated by reference will be published on the website of the Luxembourg Stock Exchange (*"www.bourse.lu"*)

| Information incorporated by reference | Reference |
|---|---|
| **Annual Report 2003 for Schneider Electric SA** | **2003 Annual Report ("2003 AR")** |
| Income Statement relating to the above | 2003 AR, pages 62, 114 and 115 |
| Cash Flow Statement relating to the above | 2003 AR, page 63 |
| Balance Sheet relating to the above | 2003 AR, pages 64-65 and 112-113 |
| Notes relating to the above | 2003 AR, pages 67-110 and 116-122 |
| Accounting Principles relating to the above | 2003 AR, pages 67-71 |
| Audit Report relating to the above | 2003 AR, page 111 and 123 |
| **Annual Report 2004 for Schneider Electric SA** | **2004 Annual Report ("2004 AR")** |
| Income Statement relating to the above | 2004 AR, pages 60 and 120-121 |
| Cash Flow Statement relating to the above | 2004 AR, page 61 |
| Balance Sheet relating to the above | 2004 AR, pages 62-63 and 118-119 |
| Notes relating to the above | 2004 AR, pages 65-106 and 122-127 |

| Accounting Principles relating to the above | 2004 AR, pages 65-69 |
|---|---|
| Audit Report relating to the above | 2004 AR, page 117 and 128 |
| **Half-Year 2004 unaudited consolidated financial statements for Schneider Electric SA** | **2004 Half-Year Report( "2004 HY")** |
| Income Statement relating to the above | 2004 HY, page 1 |
| Cash Flow Statement relating to the above | 2004 HY, page 2 |
| Balance Sheet relating to the above | 2004 HY, page 3-4 |
| **Notes to the Half-Year 2004 consolidated financial statements** | **Notes to the 2004 Half-Year Report( "2004 HY Notes")** |
| Accounting principles relating to the above | 2004 HY Notes, page 1 |
| Notes relating to the above | 2004 HY Notes, pages 1-14 |
| **Interim Report 30 June 2005 including consolidated financial statements for Schneider Electric SA** | **Interim Report 30 June 2005 ("2005 IR")** |
| Income Statement relating to the above | 2005 IR, page 2 |
| Cash Flow Statement relating to the above | 2005 IR, page 3 |
| Balance Sheet relating to the above | 2005 IR, pages 4-5 |
| Notes relating to the above | 2005 IR, pages 7- 46 |
| Accounting Principles relating to the above | 2005 IR, page 7-16 |

## SUPPLEMENT TO THE BASE PROSPECTUS

If at any time the Issuer shall be required to prepare a supplement to this Base Prospectus pursuant to the provisions of Article 16 of the Prospectus Directive 2003/71/EC, the Issuer will prepare and make available an appropriate supplement to this Base Prospectus or a restated Base Prospectus, which in respect of any subsequent issue of Notes to be listed and admitted to trading on the Luxembourg Stock Exchange or on a Regulated Market of a Member State of the European Economic Area, shall constitute a supplement to the Base Prospectus for the purpose of the relevant provisions of the Prospectus Directive 2003/71/EC.

# GENERAL DESCRIPTION OF THE PROGRAMME

| | |
|---|---|
| **Issuer** | Schneider Electric SA |
| **Description** | Euro Medium Term Note Programme (the "Programme") |
| **Size** | Up to Euro 3,500,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time. |
| **Arranger** | BNP Paribas |
| **Dealers** | BNP Paribas, Citigroup Global Markets Limited; Deutsche Bank AG, London Branch, Merrill Lynch International, Morgan Stanley & Co. International Limited, and Société Générale.<br><br>The Issuer may from time to time terminate the appointment of any Dealer, including any Permanent Dealer, under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Base Prospectus to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated). References to "Dealers" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.<br><br>At the date of this Base Prospectus, only credit institutions and investment firms incorporated in a member state of the European Union ("EU") and which are authorised by the relevant authority of such member state to lead-manage bond issues in such member state may act (a) as Dealers with respect to non-syndicated issues of Notes denominated in Euro and (b) as lead manager of issues of Notes denominated in Euro issued on a syndicated basis. |
| **Fiscal Agent and Principal Paying Agent** | BNP Paribas Securities Services, Luxembourg Branch |
| **Paying Agents** | BNP Paribas Securities Services |
| **Method of Issue** | The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in the relevant Final Terms. |

| | |
|---|---|
| **Redenomination** | Notes issued in the currency of any Member State of the EU which participates in the third stage of EMU may be redenominated into Euro, all as more fully provided in the relevant Final Terms, pursuant to "Terms and Conditions of the Notes - Form, Denomination, Title and Redenomination" below. |
| **Issue Price** | Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly-Paid Notes may be issued, the issue price of which will be payable in two or more instalments. |
| **Form of Notes** | The Notes may be issued in bearer form only. Each Tranche of Notes will be represented on issue by interests in a temporary Global Note if (i) definitive Notes are to be made available to Noteholders following the expiry of 40 days after their issue date or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "Summary of the Programme - Selling Restrictions"), otherwise such Tranche will be represented by a permanent Global Note in bearer form without interest coupons. |
| **Clearing Systems** | Clearstream, Luxembourg and/or Euroclear and/or Euroclear France and/or in relation to any Tranche, such other clearing system as may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer. |
| **Initial Delivery of Notes** | On or before the issue date for each Tranche, the Global Note representing Notes may (or, in the case of Notes listed on the Luxembourg Stock Exchange, shall) be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. Global Notes relating to Notes that are not listed on the Luxembourg Stock Exchange may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer. |
| **Currencies** | Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer, and the relevant Dealers, including Euros, Swiss Francs, U.S. dollars, Sterling and Japanese Yen.<br>The Arranger, each Dealer and the Issuer will, in relation to issues of Notes denominated in Euro, comply with the Guidelines provided by the letter dated 1st October 1998, from the French Minister of the Economy, Finance and Industry to the *President of the Association française des établissements de crédit et des entreprises d'investissement* (the "Euro Guidelines"). |
| **Maturities** | Subject to compliance with all relevant laws, regulations and directives, any maturity equal to or greater than seven days. |
| **Denominations** | Definitive Notes, if any, will be in such denominations as may be specified in the relevant Final Terms, save that in respect of |

any Notes which are to be offered to the public and/or admitted to trading on a Regulated Market in the EEA, such Notes will have a minimum denomination of Euro 1,000 (or its equivalent in other currencies).

| | |
|---|---|
| **Fixed Rate Notes** | Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Final Terms. |
| **Floating Rate Notes** | Floating Rate Notes will bear interest determined separately for each Series as follows:<br>(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc; or<br>(ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Final Terms) as adjusted for any applicable margin.<br>Interest periods will be specified in the relevant Final Terms. |
| **Zero Coupon Notes** | Zero Coupon Notes may be issued at their nominal amount or at a discount and will not bear interest. |
| **Dual Currency Notes** | Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Final Terms. |
| **Index Linked Notes** | Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Final Terms. |
| **Interest Periods and Interest Rates** | The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms. |
| **Redemption Amount** | The relevant Final Terms will specify the basis for calculating the redemption amounts payable. |
| **Redemption by Instalments** | The Final Terms issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed. |
| **Other Notes** | Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Note that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant |

Final Terms.

**Optional Redemption:** The Final Terms issued in respect of each issue of Notes will state whether such Notes may be redeemed (either in whole or in part) prior to their stated maturity at the option of the Issuer and/or the holders, and if so, the terms applicable to such redemption.

**Status of Notes:** The obligations of the Issuer under the Notes may be unsubordinated ("Unsubordinated Notes") or subordinated, including deeply subordinated pursuant to the provisions of Article L.228-97 of the French *Code de Commerce*, as amended by law no. 2003-706 on financial security dated 1 August 2003, ("Subordinated Notes"). Unsubordinated Notes will constitute unsubordinated and unsecured obligations of the Issuer and Subordinated Notes will constitute subordinated and unsecured obligations of the Issuer, all as described in "Terms and Conditions of the Notes - Status".

**Negative Pledge:** There will be a negative pledge as set out in Condition 4 - see "Terms and Conditions of the Notes - Negative Pledge".

**Cross Default:** There will be a cross-default as set out in Condition 9(b)(iii) - see "Terms and Conditions of the Notes - Events of Default".

**Early Redemption:** Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes - Redemption, Purchase and Options".

**Enforcement of Notes in Global Form:** In the case of Global Notes, individual investors' rights against the Issuer will be governed by an Amended and Restated Deed of Covenant dated 27 January 2006 (the "Deed of Covenant"), a copy of which will be available for inspection at the specified office of the Fiscal Agent.

**Withholding Tax:** According to Article 131 *quater* of the French General Tax Code, as construed by the French tax authoritites, payments in respect of the Notes will be made without withholding or deduction for, or on account of, withholding tax on interest payments set out under Article 125 III of the French General Tax Code, to the extent that the Notes constitutes *obligations* and are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues of Notes, if such Notes are denominated in Euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than Euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France in connection with their initial distribution and such Notes are offered in the Republic of France only through an international syndicate to "qualified investors" (*investisseurs qualifiés*) as described in Articles L.411-1, L.411-2 and D.411-1 of the French *Code monétaire et*

*financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than Euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular of the *Direction Générale des Impôts* dated 30th September, 1998.

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Final Terms.

**Governing Law:** English, except for the provisions of Condition 2(b) in respect of subordination which are governed by, and shall be construed in accordance with, French law.

**Listing:** Application may be made to list each series of Notes issued under the Programme in the Official List of the Luxembourg Stock Exchange and admit such Notes to trading on the regulated market "Bourse de Luxembourg"and/or as otherwise specified in the relevant Final Terms. If so specified in the relevant Final Terms, a Series of Notes need not be listed on any stock exchange.

**Selling Restrictions:** There are restrictions on the sale of Notes and the distribution of offering material in various jurisdictions. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Final Terms.

The Issuer is a Category 2 issuer for the purposes of Regulation S under the Securities Act.

The Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules") unless (i) the relevant Final Terms states that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under §163(f)(2) of the U.S. Internal Revenue Code of 1986, as amended, which circumstances will be referred to in the relevant Final Terms as a transaction to which TEFRA is not applicable.

## TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion in accordance with the provisions of the relevant Final Terms, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Final Terms or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Bearer Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Final Terms. Those definitions will be endorsed on the definitive Notes, as the case may be. References in these Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued pursuant to an Amended and Restated Agency Agreement (as amended or supplemented as at the Issue Date, the "Agency Agreement") dated 27 January 2006 between Schneider Electric SA (the "Issuer"), BNP Paribas Securities Services, Luxembourg Branch as fiscal agent and the other agents named in it and with the benefit of an Amended and Restated Deed of Covenant (as amended or supplemented as at the Issue Date, the "Deed of Covenant") dated 27 January 2006 executed by the Issuer in relation to the Notes. The fiscal agent, the paying agents, and the calculation agent(s) for the time being (if any) are referred to below respectively as the "Fiscal Agent", the "Paying Agents" (which expression shall include the Fiscal Agent), and the "Calculation Agent(s)". The Noteholders (as defined below), the holders of the interest coupons (the "Coupons") relating to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the holders of the receipts for the payment of instalments of principal (the "Receipts") relating to Notes of which the principal is payable in instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement and the Deed of Covenant are available for inspection at the specified offices of each of the Paying Agents.

### 1. Form, Denomination and Title

(a) **Form and Denomination:** The Notes are issued in bearer form ("Bearer Notes") in the Specified Denomination(s) shown hereon.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis shown hereon provided that in the case of any Notes admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive (2003/71/EC, the minimum denomination shall be €1,000 (or its equivalent in any other currency as at the date of issue of such Notes).

Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

(b) **Title:** Title to the Notes and the Receipts, Coupons and Talons shall pass by delivery. Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership,

trust or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

In these Conditions, "Noteholder" means the bearer of any Note and the Receipts relating to it, "holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Note, Receipt, Coupon or Talon and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

(c) **Redenomination:** The Issuer may (if so specified hereon) without the consent of the holder of any Note, Receipt, Coupon or Talon, redenominate all, but not some only, of the Notes of any Series on or after the date on which the Member State of the European Union in whose national currency such Notes are denominated has become a participant member in the third stage of the European economic and monetary union ("EMU") all as more fully provided in the relevant Final Terms.

## 2. Status

(a) **Status of Unsubordinated Notes:** Unsubordinated Notes (being those Notes the status of which the applicable Final Terms specifies as being Unsubordinated Notes) and the Receipts and Coupons relating to them constitute direct, unconditional, unsubordinated and (subject to Condition 3) unsecured obligations of the Issuer and rank and will rank *pari passu* and without any preference among themselves and (subject to such exceptions as are from time to time mandatory under French law), equally and rateably with all other present or future unsecured and unsubordinated obligations of the Issuer.

(b) **Status of Subordinated Notes:**

(i) Subordinated Notes (being those Notes the status of which the applicable Final Terms specify as being Subordinated Notes) and, if the applicable Final Terms specify that the payment obligations under the Coupons are subordinated, the Coupons relating to them, constitute direct, unconditional and unsecured obligations of the Issuer and (other than in the case of any Deeply Subordinated Notes (as defined to in Condition 2(b)(iii) below)) ("Ordinary Subordinated Notes") rank and will rank *pari passu* and rateably without any preference among themselves together with all other unsecured subordinated obligations of the Issuer with the exception of the *prêts participatifs* granted to, and *titres participatifs* and any such Deeply Subordinated Notes issued by, the Issuer. If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or, following an order of *redressement judiciaire*, the sale of the whole business (*cession totale de l'entreprise*) of the Issuer, or if the Issuer is liquidated for any other reason, the payment obligations of the Issuer under the Subordinated Notes and the Receipts and, if the applicable Final Terms so specify, the Coupons relating to them shall be subordinated to the payment in full of the unsubordinated creditors of the Issuer and, subject to such payment in full, the holders of the Ordinary Subordinated Notes and the holders of the Receipts and, if the applicable Final Terms specify that the payment obligations of the Issuer under the Coupons are subordinated, of the Coupons relating to them will be paid in priority to any *prêts participatifs* granted to, and any *titres participatifs* and any such Deeply Subordinated Notes issued by, the Issuer.

(ii) In the event of incomplete payment of unsubordinated creditors on the liquidation judiciaire of the Issuer, the obligations of the Issuer in connection with the Subordinated Notes and the Receipts and, if the applicable Final Terms specify that the payment

obligations of the Issuer under the Coupons are subordinated, the Coupons, will be terminated by operation of law.

(iii) The applicable Final Terms may contain other provisions relating to Subordinated Notes including for the purposes of issuing deeply subordinated notes "Deeply Subordinated Notes") pursuant to the provisions of Article L.228-97 of the French *Code de Commerce*, as amended by law no. 2003-706 on financial security dated 1 August 2003. Such Deeply Subordinated Notes will, unless otherwise provided in the applicable Final Terms rank *pari passu* and rateably amongst themselves and after all other Ordinary Subordinated Notes, *prêts participatifs* and *titres participatifs*.

## 3. Negative Pledge

So long as any of the Unsubordinated Notes, Receipts or Coupons relating to them remain outstanding (as defined in the Agency Agreement), the Issuer will not, and will ensure that none of its Principal Subsidiaries (as defined below) will, create or permit to subsist any mortgage, lien, charge, pledge or other form of security interest (*sûreté réelle*) ("Security") upon any of their respective assets or revenues, present or future, to secure (i) any Relevant Debt (as defined below) or (ii) any guarantee or indemnity in respect of any Relevant Debt unless, at the same time or prior thereto, the Issuer's obligations under the Notes are equally and rateably secured therewith, except for any Security created by the Issuer over any equity share capital acquired by the Issuer in any company resulting in that company becoming a majority-owned subsidiary of the Issuer after the issue of the Notes for the sole purpose of financing that acquisition and securing principal moneys not exceeding the cost of that acquisition.

For the purposes of this Condition:

(i) "Principal Subsidiary" means at any relevant time a Subsidiary of the Issuer:

(a) whose net operating income is at least 10 per cent. of the consolidated net operating income of the Issuer and its consolidated subsidiaries (the "Consolidated Group") or whose total assets amount to at least 10 per cent. of the total consolidated assets of the Consolidated Group, in each case calculated by reference to the latest audited consolidated accounts of the Issuer.

(b) to which is transferred all or substantially all the assets and undertakings of a Subsidiary which immediately prior to such transfer is a Principal Subsidiary.

(ii) "Relevant Debt" means any present or future indebtedness for borrowed money in the form of, or represented by, bonds (obligations) which are for the time being, or are capable of being, quoted, admitted to trading or ordinarily dealt in on any stock exchange, over-the-counter market or other securities market.

(iii) "Subsidiary" means, in relation to any person or entity at any time, any other person or entity (whether or not now existing) as defined in article L. 233-1 of the French Code de commerce (the "Code") or any other person or entity controlling directly or indirectly such person or entity within the meaning of article L. 233-3 of the Code.

## 4. Interest and Other Calculations

(a) **Interest on Fixed Rate Notes:** Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes and Index Linked Interest Notes:**

(i) Interest Payment Dates: Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, Interest Payment Date shall mean each date which falls the number of months or other period shown hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) Business Day Convention: If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is:

(A) the Floating Rate Business Day Convention or "FRN Convention", such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment,

(B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day,

(C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or

(D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) Rate of Interest for Floating Rate Notes: The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated hereon) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon

(y) the Designated Maturity is a period specified hereon and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity) or

(ii) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(ii) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks (as defined below) is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is Euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on

business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) Rate of Interest for Index Linked Interest Notes: The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) **Zero Coupon Notes:** Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as defined in Condition 5(b)(i)).

(d) **Dual Currency Notes:** In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) **Partly Paid Notes:** In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) **Accrual of Interest:** Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgement) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date (as defined in Condition 7).

(g) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding:**

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of Yen, which shall be rounded down to the nearest Yen. For these

purposes "unit" means the lowest amount of such currency that is available as legal tender in the country/ies of such currency.

(h) **Calculations:** The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(i) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts:** As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are admitted to trading on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the second Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 4(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(j) **Definitions:** In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Business Day" means:

(i) in the case of a currency other than Euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of Euro, a day on which the TARGET system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres.

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual - ISDA" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365).

(ii) if "Actual/365 (Fixed)" is specified hereon, the actual number of days in the Calculation Period divided by 365.

(iii) if "Actual/360" is specified hereon, the actual number of days in the Calculation Period divided by 360.

(iv) if "30/360", "360/360" or "Bond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31 day of a month but the first day of the Calculation Period is a day other than the 30 or 31 day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)).

(v) if "30E/360" or "Eurobond Basis" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month) and

(vi) If "Actual/Actual ICMA" is specified hereon:

   (a) If the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

   (b) if the Calculation Period is longer than one Determination Period, the sum of:

      (x) the number of days in such Calculation Period falling in the next Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means the date specified herein or, if none is so specified, the Interest Payment Date.

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

"Euro-zone" means the region comprised of member states of the European Union that adopt or have adopted the single currency in accordance with the Treaty establishing the European Community as amended.

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be.

"Interest Commencement Date" means the Issue Date or such other date as may be specified hereon.

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor Euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is Euro.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

"Interest Period Date" means each Interest Payment Date unless otherwise specified hereon.

"ISDA Definitions" means the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters") and Telerate) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or

sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon.

"Reference Banks" means the institutions specified as such hereon or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone).

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London.

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time.

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time.

"Specified Currency" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4(b)(ii).

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(k) **Calculation Agent and Reference Banks**: The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding (as defined in the Agency Agreement). If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If

the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid and notice of any such change of Calculation Agent shall promptly be given to the Noteholders in accordance with Condition 13 below.

## 5. Redemption, Purchase and Options

### (a) Redemption by Instalments and Final Redemption:

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 5 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 5(d) or 5(e), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 5(d) or 5(e), each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

### (b) Early Redemption:

#### (i) Zero Coupon Notes:

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue

price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgement) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 4(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) **Other Notes**: The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 5(c) or upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) **Redemption for Taxation Reasons:**

(i) If, by reason of any change in French law, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 7 below the Issuer may, at its option, on any Interest Payment Date or, if so specified hereon, at any time, subject to having given not more than 45 nor less than 30 days' prior notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 13 redeem all, but not some only, of the Notes at their Redemption Amount together with, unless otherwise specified in the Final Terms, any interest accrued to the date set for redemption provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) If the Issuer would on the next payment of principal or interest in respect of the Notes be prevented by French law from making payment to the Noteholders or Couponholders of the full amount then due and payable, notwithstanding the undertaking to pay additional amounts contained in Condition 7 below, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days' prior notice to the Noteholders in accordance with Condition 13, redeem all, but not some only, of the Notes then outstanding at their Redemption Amount together with, unless otherwise specified in the Final Terms, any interest accrued to the date set for redemption on (A) the latest practicable Interest Payment Date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes, provided that if such notice would expire after such Interest Payment Date the date for redemption pursuant to such notice of Noteholders shall be the later of (i) the latest practicable date

on which the Issuer could make payment of the full amount then due and payable in respect of the Notes and (ii) 14 days after giving notice to the Fiscal Agent as aforesaid or (B) if so specified on this Note, at any time, provided that the due date for redemption of which notice hereunder shall be given shall be the latest practicable date at which the Issuer could make payment of the full amount payable in respect of the Notes, Receipts or Coupons or, if that date is passed, as soon as practicable thereafter.

(d) **Redemption at the Option of the Issuer and Exercise of Issuer's Options:** If Call Option is specified hereon, the Issuer may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, or exercise any Issuer's Option (as may be described hereon) in relation to, all or, if so provided, some, of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified hereon and no greater than the maximum nominal amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's Option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's Option, the notice to Noteholders shall also contain the certificate numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements. So long as the Notes are admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options:** If Put Option is specified hereon, the Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option or any other Noteholders' Option that may be set out hereon (which must be exercised on an Option Exercise Date) the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or any Transfer Agent at its specified office, together with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent or any Transfer Agent (as applicable) within the notice period. No Note so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) **Partly Paid Notes:** Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(g) **Purchases**: The Issuer and any of its Subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(h) **Cancellation**: All Notes purchased by or on behalf of the Issuer or any of its Subsidiaries shall be surrendered for cancellation by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, if so surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

## 6. Payments and Talons

(a) **Notes:** Payments of principal and interest in respect of the Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 6(e)(vi)) or Coupons (in the case of interest, save as specified in Condition 6(e)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a bank in the principal financial centre for such currency or, in the case of Euro, in a city in which banks have access to the TARGET System.

(b) **Payments in the United States:** Notwithstanding the foregoing, if any Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(c) **Payments Subject to Fiscal Laws:** All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 7. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) **Appointment of Agents:** The Fiscal Agent, the Paying Agents and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents and the Calculation Agent(s), act solely as agents of the Issuer and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent and the Calculation Agent(s), and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) Paying Agents having specified offices in at least two major European cities of which, so long as the Notes are admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of such regulated market so require, one shall be Luxembourg, and a Paying Agent having a specified office in a major European city outside France, (iv) such other agents as may

be required by the rules of any other stock exchange on which the Notes may be admitted to trading and (v) a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to such Directive (which may be any of the Paying Agents referred to in (iii) above) and (v) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Notes denominated in U.S. dollars in the circumstances described in paragraph (b) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 13 below.

(e) **Unmatured Coupons and Receipts and Unexchanged Talons:**

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Notes should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) If the Notes so provide, upon the due date for redemption of any Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Note representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be

payable on redemption of such Note against presentation of the relevant Note representing it, as the case may be.

(f) **Talons:** On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 8).

(g) **Non-Business Days:** If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Financial Centres" hereon and:

(i) (in the case of a payment in a currency other than Euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or

(ii) (in the case of a payment in Euro) which is a TARGET Business Day.

## 7. Taxation

(a) **Tax Exemption:** According to Article 131 quater of the *Code Général des Impôts* (general tax code), as construed by the French tax authorities, payments on interest and other revenues with respect to Notes which constitute *obligations* and are being issued or deemed to be issued outside the Republic of France benefit from the exemption from withholding tax on interest payments set out under Article 125 A III of the *Code Général des Impôts* from deduction of tax at source. Accordingly such payments do not give the right to any tax credit from any French source. The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Final Terms.

*As to the meaning of the expression "issued or deemed to be issued outside the Republic of France", see "Summary of the Programme - Withholding Tax" above.*

(b) **Additional Amounts:** If French law should require that payments of principal, or interest in respect of any Note, Receipt or Coupon be subject to deduction or withholding in respect of any present or future taxes or duties whatsoever, the Issuer will, to the fullest extent then permitted by law, pay such additional amounts as may be necessary in order that the Noteholders, the Receiptholders or the Couponholders, after deduction or withholding of such taxes or duties, will receive the full amount then expressed to be due and payable; provided, however, that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(i) **Other connection**: to, or to a third party on behalf of, a holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France other than the mere holding of the Note, Receipt or Coupon; or

(ii) **Presentation more than 30 days after the Relevant Date**: presented for payment more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day; or

(iii) **EU Directive**: where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) **Place of Presentation**: presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the EU.

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition.

## 8. Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

## 9. Events of Default

If any of the following events ("Events of Default") occurs and is continuing, the holder of any Note may give written notice to the Fiscal Agent at its specified office that such Note is immediately repayable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such event of default shall have been remedied prior to the receipt of such notice by the Fiscal Agent:

(a) **Subordinated Notes:** In the case of Subordinated Notes and in accordance with Condition 2(b), (i) if any judgment shall be issued for the judicial liquidation (liquidation judiciaire) of the Issuer or if the Issuer is liquidated for any other reason then the Subordinated Notes shall become immediately due and payable, in accordance with Condition 2(b), at their principal amount together with any accrued interest to the date of payment; (ii) in the event of any other events of default as may be set out in the relevant Final Terms.

(b) **Unsubordinated Notes**: In the case of Unsubordinated Notes:

(i) in the event of default by the Issuer in the payment of principal and interest on any Note, when and as the same shall become due and payable, if such default shall not have been cured within 7 days from such due date;

(ii) in the event of default by the Issuer in the due performance of any other provision of the Notes, if such default shall not have been cured within 14 business days after receipt by the Fiscal Agent of written notice of such default given by a Noteholder;

(iii) any other present or future indebtedness of the Issuer or any of its Principal Subsidiaries for borrowed monies in excess of Euro 40,000,000 (or its equivalent in any other currency), whether individually or in the aggregate, becomes, following, where applicable, the expiry of any originally applicable grace period, due and payable prior to its stated maturity as a result of a default thereunder, or any such indebtedness shall not be paid when due or, as the case may be, within any originally applicable grace period therefor or any steps shall be taken to enforce any security in respect of any such indebtedness or any guarantee or indemnity given by the Issuer or any of its Principal Subsidiaries for, or in respect of, any such indebtedness of others shall not be honoured when due and called upon;

(iv) the Issuer or any of its Principal Subsidiaries, in the context of financial difficulties experienced by it, makes any proposal for a general moratorium in relation to its debt or applies for the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its creditors or a judgement is issued for the judicial liquidation (*liquidation judiciaire*) or for a transfer of the whole of the business (*cession totale de l'entreprise*) of the Issuer or any of its Principal Subsidiaries or, to the extent permitted by law, the Issuer or any of its Principal Subsidiaries is subject to any other insolvency or bankruptcy proceedings or the Issuer or any of its Principal Subsidiaries makes any conveyance, assignment or other arrangement for the benefit of its creditors or enters into a composition with its creditors. For the purpose solely of this paragraph, the term "Principal Subsidiaries" shall have the same meaning as under Condition 3 hereinabove;

(v) it is or will become unlawful for the Issuer to perform or comply with any one or more of its *obligations* under the Notes; or

(vi) in the event that the Issuer or any of its Principal Subsidiaries ceases to carry on all or a material part of its or their business or other operations, except for the purposes of and following a merger or reorganisation (*fusion, scission or apport partiel d'actifs*) (i) on terms approved by an Extraordinary Resolution of the Noteholders to the extent that French law requires such merger or reorganisation to be submitted for the approval by an Extraordinary Resolution of the Noteholders or (ii) in the case of a Principal Subsidiary, whereby the undertaking and assets of the Principal Subsidiary are vested in the Issuer, another of its Principal Subsidiaries or any other Subsidiary which as a result of such merger or reorganisation becomes a Principal Subsidiary.

## 10. Meeting of Noteholders and Modifications

(a) **Meetings of Noteholders:** The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*,

(i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

(b) **Modification of Agency Agreement:** The Issuer shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

## 11. Replacement of Notes, Receipts, Coupons and Talons

If a Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

## 12. Further Issues and Consolidation

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes (except for the issue price)(so that, for the avoidance of doubt, references in the conditions of such notes to "Issue Date") shall be to the first issue date of the Notes) and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to "Notes" shall be construed accordingly.

The Issuer may from time to time on any Interest Payment Date occurring on or after the date specified for a redenomination of the notes pursuant to Condition 1(c), on giving not less than 30 days' prior notice to the Noteholders in accordance with Condition 13, without the consent of the Noteholders or the Couponholders, consolidate the Notes with one or more issues of other notes issued by it, whether or not originally issued in one of the European national currencies or in Euro, provided such other notes have been redenominated in Euro (if not originally denominated in Euro) and which otherwise

have, in respect of all periods subsequent to such consolidation, the same terms and conditions as the Notes.

## 13. Notices

Notices to the holders of Notes shall be valid if published in a daily newspaper of general circulation in Europe (which is expected to be the *Financial Times*) and so long as such Notes are listed and admitted to trading on any Regulated Market, in a leading daily newspaper with general circulation in the city where the Regulated Market on which such Notes are listed and admitted to trading is located, which, in the case of the Luxembourg Stock Exchange, is expected to be the *d'Wort* or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe.

Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Notes in accordance with this Condition.

## 14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

## 15. Governing Law and Jurisdiction

(a) **Governing Law:** The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law, except that the provisions of Condition 2(b) in respect of Subordinated Notes are governed by, and shall be construed in accordance with, French law.

(b) **Jurisdiction:** The courts of England are to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ("Proceedings") may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of each of the holders of the Notes, Receipts, Coupons and Talons and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(c) **Service of Process:** The Issuer irrevocably appoints Schneider Electric Ltd. whose offices at the date hereof are Braywick House East, Windsor Road, Maidenhead SL6 1DN, Berkshire as agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to such process agent (whether or not, it is forwarded to and received by the Issuer). If for any reason such process agent ceases to be able to act as such or no longer has an address in England, the Issuer irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 13. Nothing shall affect the right to serve process in any manner permitted by law.

# SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

**Initial Issue of Notes**

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

Upon the initial deposit of a Global Note with Euroclear France (including where Euroclear France is acting as central depositary), the "*intermédiaires financiers habilités*" (French banks or brokers authorised to maintain securities accounts on behalf of their clients (each an "Approved Intermediary") who are entitled to such Notes according to the records of Euroclear France will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may (if indicated in the relevant Final Terms) also be credited to the accounts of subscribers with Approved Intermediaries or (if indicated in the relevant Final Terms) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by Euroclear France or other clearing systems. Conversely, Notes that are initially deposited with Euroclear France or any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems (or Approved Intermediaries), in all cases subject to the rules of such clearing systems from time to time.

**Relationship of Accountholders with Clearing Systems**

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system or, in the case of Notes held through Euroclear France, an Approved Intermediary as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such other clearing system or such Approved Intermediary (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, Euroclear France or such other clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

**Exchange**

## 1. Temporary Global Notes

Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined in paragraph 5 below):

(i) if the relevant Final Terms indicate that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary Selling Restrictions"), in whole, but not in part, for the Definitive Notes defined and described below and

(ii) otherwise, in whole, but not in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Final Terms, for Definitive Notes.

## 2. Permanent Global Notes

Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes", in part for Definitive Notes or:

(i) by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due;

(ii) if the relevant Final Terms provide that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange; or

(iii) otherwise, (1) if the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg, Euroclear France or any other clearing system (an "Alternative Clearing System") and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (2) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

In respect of Notes with Specified Denominations (as defined in the relevant Final Terms) of at least €50,000 (or its equivalent in another currency), in the event that the permanent Global Note representing such Notes is exchanged for Definitive Notes, such Definitive Notes shall be issued in Specified Denomination(s) only. Noteholders who hold Notes in the relevant clearing system in amounts that are not integral multiples of a Specified Denomination may need to purchase or sell, on or before the Exchange Date, a principal amount of Notes such that their holding is an integral multiple of a Specified Denomination.

## 3. Partial Exchange of Permanent Global Notes

For so long as a permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such permanent Global Note will be exchangeable in part on one or more occasions for Definitive Notes (i) if principal in respect of any Notes is not paid when due or (ii) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Final Terms) relating to Partly Paid Notes.

## 4. Delivery of Notes

On or after any due date for exchange, the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part thereof to be exchanged, the Issuer will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate nominal amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Notes, deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Notes, as the case may be. In this Base Prospectus, "Definitive Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Agency Agreement. On exchange in full of each permanent Global Note, the Issuer will, if the holder so

requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

## 5. Exchange Date

"Exchange Date" means, in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

**Amendment to Conditions**

The temporary Global Notes and permanent Global Notes contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Base Prospectus. The following is a summary of certain of those provisions:

## 1. Payments

No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed on each Global Note, which endorsement will be prima facie evidence that such payment has been made in respect of the Notes.

## 2. Prescription

Claims against the Issuer in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of 10 years (in the case of principal) and 5 years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 8).

## 3. Meetings

The holder of a permanent Global Note shall (unless such permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, the holder of a permanent Global Note shall be treated as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged.

## 4. Cancellation

Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the nominal amount of the relevant permanent Global Note.

## 5. Purchase

Notes represented by a permanent Global Note may only be purchased by the Issuer or any of its Subsidiaries if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

## 6. Issuer's Option

Any option of the Issuer provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note shall be exercised by the Issuer giving notice to the Noteholders within the time limits set out in and containing the information required by the Conditions, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes shall be required. In the event that any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system or Approved Intermediary in respect of the Notes will be governed by the standard procedures of Euroclear, Clearstream, Luxembourg, Euroclear France or any other clearing system (as the case may be).

## 7. Noteholders' Options

Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note may be exercised by the holder of the permanent Global Note giving notice to the Fiscal Agent within the time limits relating to the deposit of Notes with a Paying Agent set out in the Conditions substantially in the form of the notice available from any Paying Agent, except that the notice shall not be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the nominal amount of Notes in respect of which the option is exercised and at the same time presenting the permanent Global Note to the Fiscal Agent, or to a Paying Agent acting on behalf of the Fiscal Agent, for notation.

## 8. Events of Default

Each Global Note provides that the holder may cause such Global Note, or a portion of it, to become due and repayable in the circumstances described in Condition 9 by stating in the notice to the Fiscal Agent the nominal amount of such Global Note that is becoming due and repayable. If principal in respect of any Note is not paid when due, the holder of a Global Note may elect for direct enforcement rights against the Issuer under the terms of the Deed of Covenant executed as a deed by the Issuer to come into effect in relation to the whole or a part of such Global Note in favour of the persons entitled to such part of such Global Note as accountholders with a clearing system or, in the case of Euroclear France, Approved Intermediaries. Following any such acquisition of direct rights, the Global Note will become void as to the specified portion.

## 9. Notices

So long as any Notes are represented by a Global Note and such Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note except that, so long as the Notes are listed and admitted to trading on any Regulated Market, in a leading daily newspaper with general circulation in the city where the Regulated Market on which such Notes are listed and admitted to trading is located, which, in the case of the Luxembourg Stock Exchange, is expected to be the *d'Wort* or on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

## 10. Redenomination and Consolidation

A Global Note may be amended or replaced by the Issuer (in such manner as it considers necessary, after consultation with the Redenomination Agent and the Consolidation Agent, as the case may be) for the purposes of taking account of the redenomination and/or consolidation of the Notes in accordance

with Conditions 1(c) and 13. Any consolidation may require a change in the relevant common depositary, as the case may be.

**Partly Paid Notes**

The provisions relating to Partly Paid Notes are not set out in this Base Prospectus, but will be contained in the relevant Final Terms and thereby in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

# USE OF PROCEEDS

The net proceeds of the issue of Notes will be used for the general business of Schneider Electric.

**History and development of Schneider Electric**

Schneider Electric is a *Société Anonyme* governed by the French Commercial Code, with issued share capital of €1,812,953,816 and it is registered with the French registrar of companies (*registre du commerce et des sociétés*) under No. 542 048 574. Its head office is located at 43/45, boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France (telephone number +33 (0) 1 41 29 70 00). The Company was incorporated in France on December 2 and 4, 1871 and its statutory term is July 1, 2031.

**Business Overview**

***Principal Activities***

Schneider Electric is an international company that manufactures and sells equipment, systems and switchgear (i) for Electric Distribution, with a focus on medium, low and low voltage, and (ii) for Automation & Control. Schneider Electric is also developing growth platforms and high value-added services that complement its core business. Schneider Electric's lineup of products, equipment and systems covers all stages of electrical transmission and distribution, as well as automation and control of machines and electrical equipment.

*Electrical Distribution*

Schneider Electric is committed to ensuring that electricity is available and reliable. Electrical Distribution accounts for 63% of Schneider Electric's total sales. Schneider Electric's electrical products and equipment are generally classified by voltage. The portfolio currently includes medium voltage, final low voltage and ultra terminal products and equipment.

- **Medium voltage**: Electrical switchgear and equipment from 1 kV to 52 kV. The products in this category are generally used to transform and manage high voltage electricity from the distribution grid. The medium voltage power is then sent directly to end users in industrial buildings and large commercial installations or transformed into low voltage power for small commercial buildings and homes.

- **Low voltage**: Electrical distribution products up to 1 kV for industrial, commercial and residential buildings. This category includes wiring products and low voltage equipment such as circuit breakers used in industrial and commercial buildings.

- **Ultra terminal**: In the ultra terminal electrical distribution category, Schneider Electric offers new solutions designed specifically for the residential market. Schneider Electric's goal is to meet increasingly sophisticated needs for greater comfort, ergonomics, safety and ease of use, while providing faster data access and optimizing communication resources. Ultra terminal products for the residential market primarily include traditional items such as switches, sockets and trays; protection devices like circuit breakers and contactors; and, increasingly, home automation applications. These include control systems for lighting, heating, doors, gates and shutters, and security systems to protect people and their belongings.

New products are highly targeted and adapted to each country's specific standards. Although the flagship brands are Merlin Gerin and Square D, the lineup is also sold through numerous local brands, including Clipsal in Asia, Feller in Switzerland, Eljo in Sweden and Alombard in France.

*Automation & Control*

Schneider Electric's Automation & Control products are designed to control, monitor and protect electrical equipment and machines. This business accounts for 26% of Schneider Electric's consolidated sales.

Schneider Electric's industrial control lineup ranges from contactors, overload relays and motor circuit breakers to speed drives, sensors, control units and operator terminals. Schneider Electric also supplies programmable logic controllers and automation platforms, as well as specialized configuration, programming, operating assistance and supervision software. Lastly, in motion control, Schneider Electric offers numerical controls, axis and spindle motors and digital positioning solutions.

Schneider Electric's Transparent Ready™ web-enabled solutions optimize performance in Electrical Distribution and Automation & Control. Thanks to this technology, users can easily access their installations in real time from any location and obtain a better return on investment.

- In the **Building** market, Transparent Ready™ applications are revolutionizing building management by making it possible to monitor buildings and all the functionalities of existing systems via a local area network (LAN). These solutions have been designed to cover all functions, from electricity, lighting and shade management, access control and intruder alert, to air conditioning, elevators, and fire detection and alarms.

- In the **Industry and Infrastructure** markets, Transparent Ready™ solutions are integrated into automation systems and enhance the processing and communication capabilities of industrial system components. Preventive maintenance can be carried out remotely, making for less downtime and greater efficiency. In addition, virtually real-time harvesting of data on energy consumption in one or several sites allows users to manage their energy costs even more effectively.

*Developing in growth platforms that complement Schneider Electric's core businesses*

These new activities show higher growth potential and more even business cycles than Schneider Electric's traditional businesses. Schneider Electric believes that they fit in with its current competencies and business model, notably as concerns market access channels. Schneider Electric believes that they also have the potential to stimulate growth in its core businesses.

- **Building Automation and Security**: Schneider Electric's ambition is to satisfy strong customer demand for comfort, security, flexibility, optimized investment and reduced operating costs in service, commercial and industrial buildings. Schneider Electric leverages its systems integrator partners' expertise and the market's broadest open systems technology to offer comprehensive, consistent solutions for control, supervision, monitoring, security, intruder alert and access control. With TAC, Andover Control and Advanced Building System, Schneider Electric is now in a position to offer highly effective solutions for managing and optimizing energy consumption.

- **Secured Power**: Schneider Electric's goal here is to serve growing demand for reliable, clean electricity and for more effective control over energy costs. MGE UPS Systems is a prominent actor of the uninterruptible power supply market with secure power solutions.

- **Customized Sensors**: Schneider Electric intends to develop a lineup of components for repetitive machines. These components generate large production volumes and may lead to technological innovations that are useful in the development of other standard components. Embedded intelligence, for example, has become increasingly prevalent in sensors and actuators. Crouzet, Kavlico and BEI Technologies have enhanced Schneider Electric's offerings in this area.

*High value added services*

Alongside Schneider Electric's products, systems and equipment, Schneider Electric offers a comprehensive range of services to meet customer needs and support users throughout their installations' useful lives. High performance services such as consulting, site and installation audits, diagnostics, installation monitoring, online training and technical support, and on-site and remote maintenance and management contracts also help customers get the most out of their facilities. Schneider Electric provides solutions to evaluate and optimize energy consumption and offer services for on-site and network management of spare parts, inventory and quality control.

***Principal Markets***

Through a global approach that takes local characteristics into account, Schneider Electric is committed to satisfying its customers' needs in four core markets.

**Buildings** accounted for 41% of sales in 2004. This market covers Schneider Electric's entire lineup for electrical distribution, management and optimization, as well as networks for transmitting data in homes, apartment buildings, offices, hotels, hospitals, shopping centers, manufacturing facilities and sports and cultural centers.

The **Residential** market, which represented 11% of sales in 2004, is a strategic priority for Schneider Electric because it offers significant growth prospects. It is essentially a local market with different opportunities depending on the region. In developed markets such as Western Europe and the US, renovation and home improvement often represent nearly two-thirds of the market, which is driven by demand for comfort, safety and well-being. In emerging markets, on the other hand, Schneider Electric is targeting new building, with a particular focus on large housing programs in Eastern Europe, China and other Asian countries.

The **Industry** market accounted for 31% of sales in 2004. Schneider Electric offers companies a wide range of products, equipment and services to distribute and manage electricity, control and monitor machines, automate industrial processes, and supervises and manages industrial sites and their consumption.

Schneider Electric's principle growth drivers in this market are global accounts and Original Equipment Manufacturer ("OEMs") which we believe offer strong potential for new generations of Schneider Electric's products and services, notably in the food & beverage, pharmaceuticals, automobile and semi-conductor industries.

The **Energy & Infrastructure** market accounted for 17% of sales in 2004.

- In the **Energy** market, Schneider Electric offers products, equipment and systems to optimize the generation, transmission, distribution and sale of electricity. Schneider Electric serves power companies, systems integrators, OEMs and panel builders with a lineup that integrates new Internet technologies and high value added products and services for smart networks. This lineup is designed to increase the quality and lower the cost of each distributed kilowatt hour.

- **Infrastructure** covers all of Schneider Electric's Electrical Distribution and Automation & Control products, equipment and services for telecommunication, air, rail, road and maritime transportation, water treatment and natural gas processing. Schneider Electric's goal is to ensure that installations are available, reliable and safe. Around the world, wherever uninterrupted service and safety are mission critical, Schneider Electric offers comprehensive, tailored solutions integrating new Internet technologies for infrastructure operators, engineering firms, systems integrators, OEMs and contractors.

Schneider Electric derived 52% of its sales from Europe, 24% from North America, 17% from Asia-Pacific and 7% from the rest of the world in 2004.

**Trend Information**

There has been no material adverse change in the prospects of Schneider Electric since the date of its published audited financial statements for the year ending December 31, 2004, and to Schneider Electric's knowledge, there are no trends, uncertainties, demands, commitments or events, which Schneider Electric believes are reasonably likely to have a material effect on Schneider Electric's prospects for the current financial year taken as a whole.

**Selected Financial Information**

| | 6-month period ending June 30, | | Year ending December 31, | | |
|---|---|---|---|---|---|
| | 2005 IFRS | 2004 IFRS[x] | 2004 IFRS[x] | 2004 French GAAP | 2003 French GAAP |
| Sales | 5,399.3 | 4,976.7 | 10,349.3 | 10,365.3 | 8,780.3 |
| Income (loss) from continuing operations before tax | 625.0 | 553.8 | 1,227.1 | 1,244.8 | 954.3 |
| Net income (loss) before minority interest | 427.3 | 373.1 | 858.3 | 594.7 | 454.3 |
| Net income (loss) | 413.1 | 360.0 | 823.9 | 564.6 | 432.8 |
| Basic earnings per share | 1.90 | 1.61 | 3.73 | 2.56 | 1.94 |
| Diluted earnings per share | 1.89 | 1.61 | 3.72 | 2.55 | 1.94 |
| Total assets | 14,354.0 | 13,644.7 | 13,296.1 | 13,045.3 | 13,920.8 |
| Total non-current assets | 8,888.5 | 8,178.2 | 8,159.1 | 7,152.8 | 6,553.7 |
| Total current assets | 5,465.5 | 5,466.5 | 5,137.0 | 5,892.5 | 7,367.1 |
| Total liabilities | 14,354.0 | 13,644.7 | 13,296.1 | 13,045.3 | 13,920.8 |
| Total shareholder's equity | 7,505.3 | 7,184.1 | 7,395.1 | 7,575.1 | 7,658.7 |

[x] IAS 32 and IAS 39 have not been applied in the 2004 IFRS accounts

**Statutory Auditors**

The Independent Auditors of Schneider Electric are:

Barbier Frinault et Autres / Ernst & Young
41, rue Ybry - 92576 Neuilly-sur-Seine Cedex
France

Mazars & Guérard
39, rue de Wattignies – 75012 Paris
France

**Investments**

In 2004, the Company gained full control of MGE UPS Systems, which ranks first in Europe and third worldwide in uninterruptible power supplies. It also acquired Andover Controls, a US manufacturer of building automation and security solutions. With the merger of TAC, a Swedish manufacturer of building control and automation systems acquired in 2003, and Andover Controls and the acquisition of US-based

Abacus Engineered Systems, a provider of facility energy and engineering solutions, Schneider Electric has become a major player in building automation and security.

Also in 2004, Schneider Electric acquired Kavlico Corporation, a manufacturer of sensing technologies based in California. It enhanced its sensing and optoelectronics lineup further during the year with the acquisition of the French company, Dinel.

In April 2005, the Company completed the acquisition of Canada-based Power Measurement Inc., which is a leading designer, manufacturer and provider of corporate intelligent energy systems for energy suppliers, service providers and large energy consumers.

In May 2005, the Company acquired the outstanding shares of ELAU AG based in Germany.

In the third quarter of 2005, the Company acquired Invensys Advanced Building System's operations in Europe and the Middle East. Invensys Advanced Building System is a leading provider of building automation solutions and services in the UK and has a strong presence across the rest of Europe and in the Middle East.

Also in the third quarter of 2005, Schneider Electric acquired Juno Lighting Inc. Juno is a leader in commercial and residential lighting fixtures.

In the fourth quarter of 2005, the Company acquired BEI Technologies, a leading specialist in customized sensors.

On October 19, 2005, Schneider Electric announced that its main Australian subsidiary had entered into a Merger Implementation Agreement with Citect to acquire all of Citect's outstanding shares. This agreement is subject to conditions precedent.

On November 2, 2005, the Company announced the acquisition of US-based Silicon Power Corporation's solid state relay assets, marketed under the "Crydom" brand name. This acquisition is subject to certain conditions precedent.

The Citect and Silicon Power Corporation assets acquisitions will be financed through a combination of available cash and unutilized proceeds of €1,500 million aggregate principal value Bonds issued on August 11, 2005.

Schneider Electric intends to pursue its targeted acquisitions policy to bring in less cyclical activities that fit strategically with its core Electrical Distribution and Automation & Control businesses and provide high growth potential. Activities such as building automation and security, energy management, secured power, services, sensors and other specialized automation devices will allow Schneider Electric to significantly increase its accessible markets.

Geographically, Schneider Electric's two top priorities are North America and Asia. Schneider Electric intends to enhance its presence in North America, which already accounts for more than 20% of sales.

**Administrative, Management, and Supervisory Bodies**

On January 9, 2006, the Schneider Electric announced that the Board of Directors of the Company decided, to propose to the Shareholders' assembled for the General Meeting on 3 May 2006 to modify the governance structure of the Company in order to set up a Supervisory Board and a Management Board. It will proposed to the Supervisory Board to appoint Mr. Henri Lachmann as its Chairman and to appoint to the Management Board Jean-Pascal Tricoire, currently Chief Operating Officer of Schneider Electric and Mr. Pierre Bouchut, Executive VP Finance and Control- Legal Affairs. Jean-Pascal Tricoire will be the Chairman of the Management Board and Chief Executive Officer.

Members of the Administrative, Management, and Supervisory Bodies

The management body of Schneider Electric is its Board of Directors. As at the date of this Base Prospectus, members of the Board of Directors are:

*Chairman and Chief Executive Officer*

**Henri Lachmann**

First elected: 1996
Term ends: 2008
67 years old.

Other directorships and functions: Chairman of Schneider Electric Industries SAS and Director of a number of Schneider Electric subsidiaries. Director of Finaxa, various AXA subsidiaries, Vivendi Universal and ANSA; Member of the Supervisory Board of AXA and Norbert Dentressangle; Member of the Institut de l'Entreprise Steering Committee; non-voting Director of Fimalac and Tajan.

*Directors*

**Daniel Bouton**

First elected: 1995
Term ends: 2008
54 years old, Chairman and Chief Executive Officer of Société Générale.

Other directorships and functions: Director of Total and Veolia Environnement.

**Alain Burq**

First elected: 2000
Term ends: 2008
51 years old, Chairman of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.

**Willy R. Kissling**

First elected: 2001
Term ends: 2008
60 years old, Chairman of Unaxis Corporation (Information Technology).

Other directorships and functions: Chairman of Forbo Holding AG (flooring, belting and adhesives); Vice Chairman of Holcim Ltd (cement); Director of Kühne & Nagel International AG (logistics) and the Swiss-American Chamber of Commerce.

**Gérard de La Martinière**

First elected: 1998
Term ends: 2007
61 years old, Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A) and Chairman of the European Insurance Committee (CEA).

Other directorships and functions: Chairman of the Board of LCH.Clearnet Group Ltd., London, since January 2004 and Member of the Supervisory Board of Air Liquide since 2003.

**René Barbier de La Serre**

First elected: 2002
Term ends: 2009
64 years old, Corporate director.

Other directorships and functions: Director of Sanofi-Aventis, Calyon and Harwanne Compagnie de Participations Industrielles et Financiers SA (Geneva); Member of the Supervisory Board of Pinault Printemps-Redoute, Compagnie Financière Saint-Honoré, Compagnie Financière Edmond de Rothschild Banque and Euronext NV (Amsterdam);

**Chris Richardson**

First elected: 2004
Term ends: 2008
60 years old, former Executive Vice-President of Schneider Electric's North American Division.

**James Ross**

First elected: 1997
Term ends: 2007
67 years old, Corporate director.

Other directorships and functions: Director of McGraw-Hill Inc., Datacard Inc. and Prudential Plc.; Chairman of the Leadership Foundation for Higher Education.

**Piero Sierra**

First elected: 1997
Term ends: 2008
70 years old, Special Advisor for the administration of Pirelli SpA's international companies.

**Jérôme Gallot**

First elected: 2005
Term ends: 2008
45 years old

Other directorships and functions: Member of the Boards of Directors of Compagnie Nationale de Rhône, Caisse Nationale de Prévoyance, ICADE, Galaxy Fund, Galaxy Management Services, Plante Finance and Sicav Austral.

**Serge Weinberg**

First elected: 2005
Term ends: 2009
54 years old, Chairman and Chief Executive Officer of Weinberg Investment

Other directorships and functions: Chairman of the Supervisory Board of GucciGroup, member of the FNAC Board of Directors and permanent representative of Tennessee on the Bouygues Board of Directors.

**Noel Forgeard**

First elected: appointed by the Members of the Board of Directors to replace Thierry Breton. This appointment is subject to confirmation by the next general assembly.
Term ends: 2008
58 years old, co-Chief Executive Officer of EADS.

*Non-voting Directors*

**Claude Bébéar**

First elected: 2004
Term ends: 2008
69 years old, Chairman of the Supervisory Board of AXA and Chairman of Finaxa.

Other directorships and functions: Director of a number of AXA subsidiaries; Director of BNP-Paribas; Member of the Supervisory Board of Vivendi Universal.

**Katy Kopp**

First elected: 2005
Term ends: 2009
56 years old, Vice-President Human Resources of Group ACCOR.

The address of the Board of Directors is 43/45 boulevard Franklin Roosevelt – 92500 Rueil-Malmaison, France

***Administrative, Management and Supervisory bodies conflicts of interest***
There are no potential conflicts of interest between any duties to the Company of the members of the Board of Directors referred to in item 9.1 above and their private interests or other duties.

**Board Practices**

***Audit Committee***
*Members*

As of October 30, 2005, the Audit Committee is made up of Gérard de La Martinière, Chairman, James Ross, Piero Sierra and Serge Weinberg. All of the members are independent Directors, going beyond the requirements of the AFEP-MEDEF corporate governance guidelines.

*Responsibilities*

The Audit Committee is responsible for proposing the decisions to the Board of Directors, making recommendations to the Board and issuing opinions on financial, accounting and risk management issues. In line with these terms of reference, it:

- Prepares the Board's review of the annual and interim financial statements. Particularly, it:
  - Ensures that accounting methods used to prepare the consolidated and parent company financial statements are appropriate and applied consistently, that all significant transactions are properly reflected in the consolidated financial statements and that the rules governing the scope of consolidation are correctly applied.
  - Analyzes risks, off-balance sheet commitments and the cash position.
- Reviews draft versions of the annual and interim reports.
- Makes recommendations, based on a review of service proposals, concerning the appointment or reappointment of the auditors.
- Examines the scope of audit engagements and the results of audits. It verifies the auditors' independence, in particular by reviewing fees paid by the Group to their firm and network.
- Reviews the internal audit organization and resources, as well as the internal audit program and the executive summary of the internal auditors' reports.
- Examines proposed dividend distributions and the amount of financial authorizations submitted for shareholders' approval at the Annual Meeting.

The Audit Committee examines all financial, accounting and risk management issues referred to it by the Board of Directors or its Chairman. In addition, prior to the Committee's review of the annual and interim financial statements, the Audit Committee Chairman meets alone with the auditors, with no other Company representative present. The Audit Committee Chairman also meets with the head of Internal Audit four times a year with no other Company representative present.

The Audit Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

**Corporate Law Compliance**

Schneider Electric complies with the corporate governance regime in France, subject to the following divergence: Henri Lachmann is member of the Appointments, Remuneration and Corporate Governance Committee, one of the tasks of which is to consider the Chairman's succession. The Company believes that it is important that the current Chairman be associated to this task. The Chairman is not present when his compensation is discussed.

**Major Shareholders**

To the best of the Company's knowledge, no shareholder other than Caisse des Dépôts, which held 4.45% of the outstanding shares and 5.46% of the voting rights of Schneider Electric as of November 31, 2005, holds, either directly or indirectly, more than 5% of Schneider Electric's share capital or voting rights as of the date hereof

To the best of Schneider Electric's knowledge, there exists no arrangements that may at a subsequent date result in a change of control of Schneider Electric.

**Organizational Structure**

Schneider Electric owns all of the outstanding shares of Schneider Electric Industries SAS. Schneider Electric Industries SAS owns, directly or indirectly, virtually all of the Group's French and foreign subsidiaries.

**Share capital**

The Company's share capital at December 31, 2005 was €1,812,953,816, represented by 226,916,227 shares, each with a par value of €8.00, and all fully paid up. A total of 242,626,977 voting rights were attached to the 226,199,677 shares outstanding as of the Annual Shareholders' Meeting of May 12, 2005.

Schneider Electric SA shares are listed on the Eurolist Market by Euronext in Paris, where they are registered on the *Compartiment A* and traded in lots of one under ISIN code FR0000121972.

**Memorandum and Articles of Association**

The Company is registered in Nanterre under no. 542 048 574, business identifier code (APE) 741J.

Its summarized corporate purpose is to operate, directly or indirectly, in France and abroad, any and all businesses related to electricity, industrial control and general contracting, as well as to carry out any and all commercial, securities, real estate and financial transactions (Article 2 of the bylaws).

**Material Contracts**

Schneider Electric has not entered into contracts outside the ordinary course of the Group's business that could result in Schneider Electric or any member of the Group being under an obligation or entitlement that is material to Schneider Electric's ability to meet its obligation to holders of Notes in respect of the Notes being issued.

**Auditing of historical annual financial information**

Mazars & Guérard / Mazars and Barbier Frinault et Autres / Ernst & Young have made a limited review of the consolidated financial statements of Schneider Electric and its subsidiaries for the six-month period ending June 30, 2005.

Mazars & Guérard / Mazars and Barbier Frinault et Autres / Ernst & Young have also reviewed the information about the Group given in the report of the Board of Directors in accordance with French generally accepted accounting principles and standards.

PriceWaterhouseCoopers was not reappointed by the shareholder meeting in May 2003.

**Interim and other financial information**

Sales (un-audited) as at September 30, 2005

For the third quarter of 2005, the consolidated sales totaled EUR 3,017 million, up a strong 14,3% on a current structure and exchange rate basis from the year-earlier period.

On a constant structure and exchange rate basis, sales growth was particularly high at 10,3% in the third quarter 2005 compared to the same period last year. Acquisition (PMI, ABS EMEA and Juno Lighting) added EUR 78 million (+ 3%), while the currency effect had a slightly positive impact, adding EUR 28 million (+ 1%).

Schneider Electric aggregate sales for the first nine months ended September 30, 2005 rose 10,5% to EUR 8,416 million, representing a 7,8% increase on a constant structure and exchange rate basis, from the year earlier period

# TAXATION

*The statements herein regarding taxation in Luxembourg are based on the laws in force in the Grand Duchy of Luxembourg as of the date of this Base Prospectus and are subject to any changes in law. The following summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to purchase, own or dispose of the Notes. Each prospective Noteholders should consult its tax advisor as to the Luxembourg tax consequences of the ownership and disposition of the Notes.*

## EU DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

The EU has adopted a Directive regarding the taxation of savings income (the "Directive"). Member States are required from 1 July 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Directive and several agreements concluded between Luxembourg and certain dependent territories of the European Union were implemented in Luxembourg by the Laws of 21 June 2005 (the "Laws").

## LUXEMBOURG WITHHOLDING TAX

There is also no Luxembourg withholding tax, payable on payments received upon repayment of the principal or upon redemption of the Notes.

### Individuals

*Luxembourg residents*

A 10% withholding tax has been introduced, as from January 1, 2006 on interest payments made by Luxembourg paying agents (defined in the same way as in the Directive) to Luxembourg individual residents. Only interest accrued after July 1, 2005 falls within the scope of this withholding tax. Income (other than interest) from investment funds and from current accounts provided that the interest rate is not higher than 0,75% are exempt from the withholding tax. Furthermore, interest which is accrued once a year on savings accounts (short and long term) and which does not exceed €250 per person and per paying agent is exempted from the withholding tax.

This withholding tax represents the final tax liability for the Luxembourg individual resident taxpayers.

*Luxembourg non-residents*

Subject to the application of the Directive and the Laws (see the section "EU Directive on the Taxation of Savings Income" above), there is no withholding tax for Noteholders non resident of Luxembourg on payments of interest (including accrued but unpaid interest).

Under the Directive and the Laws, a Luxembourg based paying agent (within the meaning of the Directive) is required since 1 July 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident in another Member State, unless the beneficiary of the interest payments elects for the exchange of information. The same regime applies to payments to individuals resident in certain dependent territories

The withholding tax rate is initially 15%, increasing steadily to 20% and to 35%. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain third countries.

### Corporations

There is no withholding tax for Luxembourg resident and non-resident corporations holders of the Notes on payments of interest (including accrued but unpaid interest).

# SUBSCRIPTION AND SALE

## SUMMARY OF DEALER AGREEMENT

Subject to the terms and on the conditions contained in an Amended and Restated Dealer Agreement dated 27 January 2006 (the "Dealer Agreement") between the Issuer, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by such Dealer. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Final Terms.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

## SELLING RESTRICTIONS

**United States**

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("Regulation S").

Notes in bearer form having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986, as amended, and the regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Notes in bearer form, deliver the Notes of any identifiable Tranche, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche, as determined, and certified to the Issuer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period (as defined in Regulation S, the "Distribution Compliance Period") a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding sentence have the meanings given to them by Regulation S.

The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering of any identifiable Tranche of Notes, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such registration requirements.

Each issue of Indexed Notes and Dual Currency Notes may be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as indicated in the applicable Final Terms. Each Dealer has agreed and will be required to agree that it will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.

**European Economic Area**

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a Base Prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a Base Prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

**United Kingdom**

Each Dealer has represented and agreed that:

(i) **Investment advertisements:** it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of such Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer;

(ii) **General compliance:** it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom; and

(iii) **Accepting Deposits in the United Kingdom:** in relation to any Notes having a maturity of less than one year from the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose

ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of FSMA by the Issuer.

**France**

Each of the Dealers and the Issuer has represented and agreed that:

(i) **Offer to the public in France**[1]:

it has only made and will only make an offer of Notes to the public in France in the period beginning (i) when a prospectus in relation to those Notes has been approved by the *Autorité des marchés financiers* ("AMF"), on the date of its publication or, (ii) when a prospectus has been approved by the competent authority of another Member State of the European Economic Area which has implemented the EU Prospectus Directive 2003/71/EC, on the date of notification of such approval to the AMF, all in accordance with articles L.412-1 and L.621-8 of the French *Code monétaire et financier* and the *Règlement général* of the AMF, and ending at the latest on the date which is 12 months after the date of the approval of the Base Prospectus; or

(ii) **Private placement in France**:

(i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in France and (ii) offers and sales of Notes will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties, and/or (b) qualified investors (*investisseurs qualifiés*), all as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French *Code monétaire et financier* and (iii) it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Base Prospectus, the relevant Final Terms or any other offering material relating to the Notes other than to investors to whom offers and sales of Notes in France may be made as described above.

**Japan**

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to a resident of Japan or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

**General**

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Base Prospectus.

Except in respect of Luxembourg, no action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Base Prospectus or any other offering material or any Final Terms, in any country or jurisdiction where action for that purpose is required.

---

[1] Prior to any offer of Notes to the public in France or any admission to trading on Euronext Paris S.A., a notice has to be published in the French legal gazette called *Bulletin des Annonces légales obligataires* ("BALO").

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Base Prospectus, the Final Terms or any other offering material, in all cases at its own expense and neither the Issuer nor any other Dealer shall have responsibility therefor.

## PRO FORMA FINAL TERMS FOR USE IN CONNECTION WITH ISSUES OF SECURITIES WITH A DENOMINATION OF LESS THAN €50,000 TO BE ADMITTED TO TRADING ON AN EU REGULATED MARKET AND/OR OFFERED TO THE PUBLIC IN THE EUROPEAN ECONOMIC AREA

Final Terms dated [•]

# SCHNEIDER ELECTRIC SA

**Issue of Euro [Aggregate Nominal Amount of Tranche] [Title of Notes]**
**under the Euro 3,500,000,000 Euro Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [•] [and the supplemental Base Prospectus dated [•]] which [together] constitute[s] a Base Prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. [The Base Prospectus [and the supplemental Base Prospectus] and Final Terms are available for viewing at the office of the Fiscal Agent or each of the paying agents and on the [website of the Issuer (www.[•].com), and copies may be obtained from Schneider Electric S.A. [adress].]

*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Base Prospectus dated [original date] [and the supplemental Base Prospectus dated [•]]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Base Prospectus dated [current date] [and the supplemental Base Prospectus dated [•]], which [together] constitute[s] a Base Prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Base Prospectus dated [original date] [and the supplemental Base Prospectus dated [•] ] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectuses dated [original date] and [current date] [and the supplemental Base Prospectuses dated [•] and [•]]. [The Base Prospectuses [and the supplemental Base Prospectuses] are available for viewing at the office of the Fiscal Agent or each of the paying agents and on the [website of the Issuer (www.[•].com), and copies may be obtained from Schneider Electric S.A. [adress].]

*[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]*

*[When completing any final terms, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]*

| | | |
|---|---|---|
| 1 | [(i)] Issuer: | [•] |
| 2 | [(i)] Series Number: | [•] |
| | [(ii) Tranche Number: | [•] |
| | (If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).] | |
| 3 | Specified Currency or Currencies: | [•] |
| 4 | Aggregate Nominal Amount: | [•] |
| | [(i)] Series: | [•] |
| | [(ii) Tranche: | [•]] |
| 5 | Issue Price: | [•] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)] |
| 6 | Specified Denominations: | [•]<br>[•] |
| 7 | [(i)] Issue Date: | [•] |
| | [(ii)] Interest Commencement Date: | [•] |
| 8 | Maturity Date: | [*specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*] |
| 9 | Interest Basis: | [[•] per cent Fixed Rate]<br>[[*specify reference rate*] +/– [•] per cent Floating Rate]<br>[Zero Coupon]<br>[Index Linked Interest]<br>[Other (*specify*)]<br>(further particulars specified below) |
| 10 | Redemption/Payment Basis: | [Redemption at par]<br>[Index Linked Redemption]<br>[Dual Currency]<br>[Partly Paid]<br>[Instalment]<br>[Other (*specify*)] |
| 11 | Change of Interest or Redemption/Payment Basis: | [*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*] |
| 12 | Put/Call Options: | [Investor Put]<br>[Issuer Call]<br>[(further particulars specified below)] |
| 13 | [(i)] Status of the Notes: | [Senior/[Dated/Perpetual]/ Subordinated] |

| | | |
|---|---|---|
| | [(ii)] [Date [Board] approval for issuance of Notes obtained: | [•] [and [•], respectively]]<br>(*N.B Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes*)] |
| 14 | Method of distribution: | [Syndicated/Non-syndicated] |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15 | **Fixed Rate Note Provisions** | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) Rate[(s)] of Interest: | [•] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear] |
| | (ii) Interest Payment Date(s): | [•] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]/not adjusted] |
| | (iii) Fixed Coupon Amount[(s)]: | [•] per [•] in Nominal Amount |
| | (iv) Broken Amount(s): | [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*] |
| | (v) Day Count Fraction: | Day Count Fraction should be [30/360 / Actual/Actual ([ICMA] /ISDA) / other [Actual-ICMA for all fixed rate issues other than those denominated in U.S. dollars, unless otherwise requested]] |
| | (vi) Determination Dates: | [•]in each year (*insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual ([ICMA]*)) |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | [Not Applicable/*give details*] |
| 16 | **Floating Rate Note Provisions** | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) Interest Period(s): | [•] |
| | (ii) Specified Interest Payment Dates: | [•] |
| | (iii) Business Day Convention: | [Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (*give details*)] |
| | (iv) Business Centre(s): | [•] |
| | (v) Manner in which the Rate(s) of Interest is/are to be determined: | [Screen Rate Determination/ISDA Determination/other (*give details*)] |

| | |
|---|---|
| (vi) Interest Period Dates: | [Not Applicable / *specify dates*] |
| (vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]): | [•] |
| (viii) Screen Rate Determination: | |
| – Relevant Time: | [•]. |
| – Interest Determination Dates: | [[*[•] [TARGET] Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]*]] |
| – Primary Source for Floating Rate: | [specify relevant screen page or "Reference Banks"] |
| – Reference Banks (if Primary Source is "Reference Banks"): | [*Specify four*] |
| – Relevant Financial Centre: | [*The financial centre most closely connected to the Benchmark - specify if not London*] |
| – Benchmark: | [*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*] |
| – Representative Amount: | [*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*] |
| – Effective Date: | [*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*] |
| – Specified Duration: | [Specify period for quotation if not duration of Interest Accrual Period] |
| (ix) ISDA Determination: | |
| – Floating Rate Option: | [•] |
| – Designated Maturity: | [•] |
| – Reset Date: | [•] |
| – ISDA Definitions: (if different from those set out in the Conditions) | [•] |
| (x) Margin(s): | [+/-][•] per cent. per annum |
| (xi) Minimum Rate of Interest: | [•] per cent. per annum |
| (xii) Maximum Rate of Interest: | [•] per cent. per annum |
| (xiii) Day Count Fraction: | [•] |
| (xiv) Rate Multiplier: | [•] |

| | | |
|---|---|---|
| | (xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | [•] |
| 17 | **Zero Coupon Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Amortisation Yield: | [•] per cent. per annum |
| | (ii) Day Count Fraction: | [•] |
| | (iii) Any other formula/basis of determining amount payable: | [•] |
| 18 | **Index-Linked Interest Note/other variable-linked interest Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Index/Formula/other variable: | [*give or annex details*] |
| | (ii) Calculation Agent responsible for calculating the interest due: | [•] |
| | (iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable: | [•] |
| | (iv) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | [•] |
| | (v) Interest Periods or calculation period(s): | [•] |
| | (vi) Specified Interest Payment Dates: | [•] |
| | (vii) Business Day Convention: | [Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)] |
| | (viii) Business Centre(s): | [•] |
| | (ix) Minimum Rate/Amount of Interest: | [•] per cent. per annum |
| | (x) Maximum Rate/Amount of Interest: | [•] per cent. per annum |
| | (xi) Day Count Fraction: | [•] |

| | | |
|---|---|---|
| 19 | **Dual Currency Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Rate of Exchange/Method of calculating Rate of Exchange: | [*give details*] |
| | (ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due: | [•] |
| | (iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: | [•] |
| | (iv) Person at whose option Specified Currency(ies) is/are payable: | [•] |
| | (v) Day Count Fraction: | [•] |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20 | **Call Option** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [•] |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [•] per Note of [•] specified denomination |
| | (iii) If redeemable in part: | |
| | (a) Minimum nominal amount to be redeemed: | [•] |
| | (b) Maximum nominal amount to be redeemed: | [•] |
| | (iv) Option Exercise Date(s): | [•] |
| | (v) Description of any other Issuer's option: | [•] |
| | (vi) Notice period: | [•] |
| 21 | **Put Option** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [•] |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [•] per Note of [•] specified denomination |
| | (iii) Option Exercise Date(s): | [•] |
| | (iv) Description of any other Noteholders' option: | [•] |

| | | |
|---|---|---|
| | (v) Notice period: | [•] |
| 22 | **Final Redemption Amount of each Note** | [[•] per Note of [•] specified denomination /other/see Appendix] |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | |
| | (i) Index/Formula/variable: | [*give or annex details*] |
| | (ii) Calculation Agent responsible for calculating the Final Redemption Amount: | [•] |
| | (iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable: | [•] |
| | (iv) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | [•] |
| | (v) Minimum Final Redemption Amount: | [•] |
| | (vi) Maximum Final Redemption Amount: | [•] |
| 23 | **Early Redemption Amount** | |
| | (vii) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | [•] |
| | (viii) Redemption for taxation reasons permitted on days other than Interest Payment Dates : | [Yes/No] |
| | (ix) Unmatured Coupons to become void upon early redemption (Bearer Notes only): | [Yes/No/Not Applicable] |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 24 | Form of Notes: | **Bearer Notes:** |

| | | |
|---|---|---|
| | (x) Temporary or permanent Global note: | [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note]<br>[Temporary Global Note exchangeable for Definitive Notes on [•] days' notice]<br>[Permanent Global Note exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] |
| | (xi) Applicable TEFRA exemption: | [C Rules / D Rules / Not Applicable] |
| 25 | Financial Centre(s) or other special provisions relating to Payment Dates: | [Not Applicable/*give details.*<br>*Note that this item relates to the date and place of payment, and not interest period end dates, to which items 15 (ii), 16 (ii) and 18(ix) relates*] |
| 26 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | [Yes/No. *If yes, give details*] |
| 27 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment]: | [Not Applicable/*give details*] |
| 28 | Details relating to Instalment Notes: | [Not Applicable/*give details*] |
| | (i) Instalment Amount(s): | [•] |
| | Instalment Date(s): | [•] |
| | Minimum Instalment Amount: | [•] |
| | Maximum Instalment Amount: | [•] |
| 29 | Redenomination, renominalisation and reconventioning provisions: | [Not Applicable/The provisions [in Condition [•]] annexed to the applicable Final Terms apply] |
| 30 | Consolidation provisions: | [Not Applicable/The provisions [in Condition [•]] annexed to the applicable Final Terms apply] |
| 31 | Other final terms: | [Not Applicable/*give details*]<br>(*When adding any other final terms or special conditions consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.*) |

**DISTRIBUTION**

| | | |
|---|---|---|
| 32 | (i) If syndicated, names and addresses of Managers and underwriting commitments: | [Not Applicable/*give names, addresses and underwriting commitments*]<br>(*Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.*) |
| | (ii) Date of [Subscription] Agreement: | [•] |
| | (iii) Stabilising Manager(s) (if any): | [Not Applicable/*give name*] |
| | (iv) Dealer's Commission: | [•] |
| 33 | If non-syndicated, name and address of Dealer: | [Not Applicable/*give name and address*] |
| 34 | Total commission and concession: | [•] per cent. of the Aggregate Nominal Amount |
| 35 | Additional selling restrictions: | [Not Applicable/*give details*] |
| 36 | Additional steps that may only be taken following approval by an Extraordinary Resolution: | [Not Applicable/*give details*] |
| 37 | The aggregate principal amount of Notes issued has been translated into [Euro] at the rate of [•], producing a sum of (for Notes not denominated in [Euro]): | [Not Applicable/[U.S.$][•]] |

**[LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €3,500,000,000 Euro Medium Term Note Programme of Schneider Electric SA.]

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ...........................................

Duly authorised

## PART B – OTHER INFORMATION

**1 RISK FACTORS**

*[[Insert any risk factors that are material to the Notes being offered and/or admitted to trading in order to assess the market risk associated with these Notes and that may affect the Issuer's ability to fulfil its obligations under the Notes which are not covered under "Risk Factors" in the Base Prospectus. If any such additional risk factors need to be included consideration should be given as to whether they constitute a "significant new factors" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.][Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]]*

**2 LISTING**

| | |
|---|---|
| (i) Listing: | [Luxembourg/other (*specify*)/None] |
| (ii) Admission to trading: | [Application has been made for the Notes to be admitted to trading on [•] with effect from [•].] [Not Applicable.]<br>*(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)* |
| (iii) All the regulated markets on which, to the knowledge of the Issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading. | [•] |

**3 RATINGS**

| | |
|---|---|
| Ratings: | The Notes to be issued have been rated:<br>[S & P: [•]]<br>[Moody's: [•]]<br>[[Other]: [•]]<br>*[Need to include a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.]*<br>*(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)* |

## 4 [NOTIFICATION

The [*include name of competent authority in EEA home Member State*] [has been requested to provide/has provided - include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive.]

## 5 [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in ["*Subscription and Sale*"], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]

## 6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

| | |
|---|---|
| [(i) Reasons for the offer: | [•] ]<br>(*See ["Use of Proceeds"] wording in Base Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)] |
| [(ii)] Estimated net proceeds: | [•]<br>(*If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*) |
| (iii) Estimated total expenses: | [•] [*Include breakdown of expenses.*]<br>(*If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.*) |

## 7 [Fixed Rate Notes only – YIELD

| | |
|---|---|
| Indication of yield: | [•]<br>Calculated as [*include details of method of calculation in summary form*] on the Issue Date.<br>As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. ] |

## 8 [Floating Rate Notes only - HISTORIC INTEREST RATES

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].]

**9 [Index-Linked or other variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

*Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]** ]

**10 [Dual Currency Notes only – PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

*Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*]

**11 [Derivatives only – Other Information concerning the Securities to be [offered]/[admitted to trading]]**

| | |
|---|---|
| Name of the issuer of the underlying security: | [•] |
| ISIN Code: | [•] |
| Underlying interest rate: | [•] |
| Relevant weightings of each underlying in the basket: | [•] |
| Adjustment rules with relation to events concerning the underlying: | [•] |
| Source of information relating to the [Index]/[Indices]: | [•] |
| Place where information relating to the [Index]/[Indices] can be obtained: | [•] |
| Details of any market disruption/settlement disruption events affecting the underlying: | [•] |
| Exercise price/final reference price of underlying: | [•] |
| Details of how the value of investment is affected by the value of the underlying instrument(s): | [•] |
| Details of settlement procedure of derivative securities: | [•] |
| Details of how any return on derivative securities takes place, payment or delivery date, and manner of calculation: | [•] |

**12 [Derivatives only – POST-ISSUANCE INFORMATION concerning the underlying**

*[Indicate whether or not the Issuer intends to provide post-issuance information concerning the underlying. If the Issuer intends to report such information, specify what information will be reported and where such information can be obtained.]*

**13 [Terms and Conditions of the Offer]**

| | |
|---|---|
| The time period, including any possible amendments, during which the offer will be open and description of the application process: | [•] |
| Details of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants: | [•] |
| Details of the minimum and/or maximum amount of application:1 | [•] |
| Details of method and time limits for paying up and delivering securities: | [•] |
| Manner and date in which results of the offer are to be made public: | [•] |
| Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of unexercised subscription rights: | [•] |
| Categories of potential investors to which the securities are offered:2 | [•] |
| | *[For example:*<br>*"Legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities.*<br>*Any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts."]* |
| Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made: | [•] |
| Details of any post-issuance information to be provided and where such information can be obtained: | [•] |

[1] Whether in number of securities or aggregate amount to invest.

[2] If the offer is being made simultaneously in the markets of two or more countries and if a tranche has been or is being reserved for certain of these, indicate any such tranche.

**14 Placing and Underwriting**

| | |
|---|---|
| Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:3 | [•] |
| Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent): | [•] |
| Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:4 | [•] |
| When the underwriting agreement has been or will be reached: | [•] |
| Name and address of entities which have a firm commitment to act as intermediaries in secondary trading: | [•] |

**15 OPERATIONAL INFORMATION**

| | |
|---|---|
| ISIN Code: | [•] |
| Common Code: | [•] |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Societe Anonyme and the relevant identification number(s): | [Not Applicable/*give name(s) and number(s)*] |
| Delivery: | Delivery [against/free of] payment |
| Names and addresses of additional Paying Agent(s) (if any): | [•] |

[3] To the extent known to the Issuer, include also the names and addresses of the placers in the various countries where the offer takes place.

[4] Where not all of the issue is underwritten, a statement of the portion not covered.

**PRO FORMA FINAL TERMS FOR USE IN CONNECTION WITH ISSUES OF SECURITIES WITH A DENOMINATION OF AT LEAST €50,000 TO BE ADMITTED TO TRADING ON AN EU REGULATED MARKET**

**Final Terms dated [•]**

# SCHNEIDER ELECTRIC SA

**Issue of [Aggregate Nominal Amount of Tranche][Title of notes]**
**under the Euro 3,500,000,000 Euro Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated [•] [and the supplemental Base Prospectus dated [•]] which [together] constitute[s] a Base Prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. [The Base Prospectus [and the supplemental Base Prospectus] and Final Terms are available for viewing at the office of the Fiscal Agent or each of the paying agents and on the [website of the Issuer (www.[•].com), and copies may be obtained from Schneider Electric S.A. [adress].]

*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Base Prospectus dated [original date] [and the supplemental Base Prospectus dated [•]]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Base Prospectus dated [current date] [and the supplemental Base Prospectus dated [•]], which [together] constitute[s] a Base Prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Base Prospectus dated [original date] [and the supplemental Base Prospectus dated [•]] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectuses dated [original date] and [current date] [and the supplemental Base Prospectuses dated [•] and [•]]. [The Base Prospectuses [and the supplemental Base Prospectuses] are available for viewing at the office of the Fiscal Agent or each of the paying agents and on the [website of the Issuer (www.[•].com), and copies may be obtained from Schneider Electric S.A. [adress].]

*[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]*

*[When completing final terms or adding any other final terms or information consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]*

| | | |
|---|---|---|
| 1 | [(i)] Issuer: | [•] |
| 2 | [(i)] Series Number: | [•] |
| | [(ii) Tranche Number:<br>(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).] | [•] |
| 3 | Specified Currency or Currencies: | [•] |
| 4 | Aggregate Nominal Amount of Notes admitted to trading: | [•] |
| | [(i)] Series: | [•] |
| | [(ii) Tranche: | [•]] |
| 5 | Issue Price: | [•] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)] |
| 6 | Specified Denominations: | [•]<br>[•] |
| 7 | [(i)] Issue Date: | [•] |
| | [(ii)] Interest Commencement Date: | [•] |
| 8 | Maturity Date: | [*Specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*] |
| 9 | Interest Basis: | [[•] per cent Fixed Rate]<br>[[*Specify reference rate*] +/– [•] per cent Floating Rate]<br>[Zero Coupon]<br>[Index Linked Interest]<br>[Other (*specify*)]<br>(Further particulars specified below) |
| 10 | Redemption/Payment Basis: | [Redemption at par]<br>[Index Linked Redemption]<br>[Dual Currency]<br>[Partly Paid]<br>[Instalment]<br>[Other (*specify*)] |
| 11 | Change of Interest or Redemption/Payment Basis: | [*Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*] |
| 12 | Put/Call Options: | [Investor Put]<br>[Issuer Call]<br>[(Further particulars specified below)] |
| 13 | [(i)] Status of the Notes: | [Senior/[Dated/Perpetual]/Subordinated] |

| | | |
|---|---|---|
| | [(ii)] [Date [Board] approval for issuance of Notes obtained: | [•] [and [•], respectively]]<br>(*N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes.*)] |
| 14 | Method of distribution: | [Syndicated/Non-syndicated] |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15 | **Fixed Rate Note Provisions** | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) Rate[(s)] of Interest: | [•] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear] |
| | (ii) Interest Payment Date(s): | [•] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]/not adjusted] |
| | (iii) Fixed Coupon Amount[(s)]: | [•] per [•] in Nominal Amount |
| | (iv) Broken Amount(s): | [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*] |
| | (v) Day Count Fraction: | Day Count Fraction should be [30/360/Actual/Actual ([ICMA] /ISDA)/other [Actual - ICMA for all fixed rate issues other than those denominated in U.S. dollars, unless otherwise requested]] |
| | (vi) Determination Dates: | [•] in each year (*insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual ([ICMA])*) |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | [Not Applicable/*give details*] |
| 16 | **Floating Rate Note Provisions** | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| | (i) Interest Period(s): | [•] |
| | (ii) Specified Interest Payment Dates: | [•] |
| | (iii) Business Day Convention: | [Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)] |
| | (iv) Business Centre(s): | [•] |
| | (v) Manner in which the Rate(s) of Interest is/are to be determined: | [Screen Rate Determination/ISDA Determination/other (*give details*)] |

| | |
|---|---|
| (vi) Interest Period Date(s): | [Not applicable/*specify dates*] |
| (vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]): | [•] |
| (viii) Screen Rate Determination: | |
| – Relevant Time: | [•] |
| – Interest Determination Date: | [[[•] *[TARGET] Business Days in* [*specify city*] *for* [*specify currency*] *prior to* [*the first day in each Interest Accrual Period/each Interest Payment Date*]]] |
| – Primary Source for Floating Rate: | [*Specify relevant screen page or "Reference Banks"*] |
| – Reference Banks (if Primary Source is "Reference Banks" | [*Specify four*] |
| – Relevant Financial Centre: | [*The financial centre most closely connected to the Benchmark - specify if not London*] |
| – Benchmark: | [*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*] |
| – Representative Amount: | [*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*] |
| – Effective Date: | [*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*] |
| – Specified Duration: | [*Specify period for quotation if not duration of Interest Accrual Period*] |
| (ix) ISDA Determination: | |
| – Floating Rate Option: | [•] |
| – Designated Maturity: | [•] |
| – Reset Date: | [•] |
| – ISDA Definitions: (if different from those set out in the Conditions): | [•] |
| (x) Margin(s): | [+/-][•] per cent. per annum |
| (xi) Minimum Rate of Interest: | [•] per cent. per annum |
| (xii) Maximum Rate of Interest: | [•] per cent. per annum |
| (xiii) Day Count Fraction: | [•] |
| (xiv) Rate Multiplier: | [•] |

| | | |
|---|---|---|
| | (xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | [•] |
| 17 | **Zero Coupon Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Amortisation: | [•] per cent. per annum |
| | (ii) Day Count Fraction: | [•] |
| | (iii) Any other formula/basis of determining amount payable: | [•] |
| 18 | **Index-Linked Interest Note/other variable-linked interest Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Index/Formula/other variable: | [*Give or annex details*] |
| | (ii) Calculation Agent responsible for calculating the interest due: | [•] |
| | (iii) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable: | [•] |
| | (iv) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | [•] |
| | (v) Interest Periods or calculation period(s): | [•] |
| | (vi) Specified Interest Payment Dates: | [•] |
| | (vii) Business Day Convention: | [Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)] |
| | (viii) Business Centre(s): | [•] |
| | (ix) Minimum Rate/Amount of Interest: | [•] per cent. per annum |
| | (x) Maximum Rate/Amount of Interest: | [•] per cent. per annum |
| | (xi) Day Count Fraction: | [•] |

| | | |
|---|---|---|
| 19 | **Dual Currency Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Rate of Exchange/Method of calculating Rate of Exchange: | [*Give details*] |
| | (ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due: | [•] |
| | (iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: | |
| | (iv) Person at whose option Specified Currency(ies) is/are payable: | [•] |
| | (v) Day Count Fraction | [•] |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20 | **Call Option** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [•] |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [•] per Note of [•] specified denomination |
| | (iii) If redeemable in part: | |
| | (a) Minimum nominal amount to be redeemed: | [•] |
| | (b) Maximum nominal amount to be redeemed: | [•] |
| | (iv) Option Exercise Date(s): | [•] |
| | (v) Description of any other Issuer's option: | [•] |
| | (vi) Notice period: | [•] |
| 21 | **Put Option** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [•] |
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [•] per Note of [•] specified denomination |
| | (iii) Option Exercise Date(s): | [•] |

| | | |
|---|---|---|
| | (iv) Description of any other Noteholder's option: | [•] |
| | (v) Notice period: | [•] |
| 22 | **Final Redemption Amount of each Note** | [[•] per Note of [•] specified denomination /other/see Appendix] |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | |
| | (i) Index/Formula/variable: | [*Give or annex details*] |
| | (ii) Calculation Agent responsible for calculating the Final Redemption Amount: | [•] |
| | (iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable: | [•] |
| | (iv) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | [•] |
| | (v) Minimum Final Redemption Amount: | [•] |
| | (vi) Maximum Final Redemption Amount: | [•] |
| 23 | **Early Redemption Amount** | |
| | (i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | [•] |
| | (ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates : | [Yes/No] |

| | | |
|---|---|---|
| | (iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only): | [Yes/No/Not Applicable] |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 24 | Form of Notes: | **Bearer Notes:** |
| | (i) Temporary or permanent Global Note: | [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note]<br>[Temporary Global Note exchangeable for Definitive Notes on [•] days' notice]<br>[Permanent Global Note exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] |
| | (ii) Applicable TEFRA exemption: | [C Rules/D Rules/Not Applicable] |
| 25 | Financial Centre(s) or other special provisions relating to Payment Dates: | [Not Applicable/*give details.*<br>*Note that this item relates to the date and place of payment, and not interest period end dates, to which items 15(ii), 16(iv) and 18(ix) relates*] |
| 26 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | [Yes/No. *If yes, give details*] |
| 27 | Details relating to Partly Paid Notes:<br><br>Amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment] | [Not Applicable/*give details*] |
| 28 | Details relating to Instalment Notes: | [Not Applicable/*give details*] |
| | (i) Instalment Amount(s): | [•] |
| | Instalment Date(s): | [•] |
| | Minimum Instalment Amount: | [•] |
| | Maximum Instalment Amount: | [•] |
| 29 | Redenomination, renominalisation and reconventioning provisions: | [Not Applicable/The provisions [in Condition [•]] annexed to the applicable Final Terms apply] |
| 30 | Consolidation provisions: | [Not Applicable/The provisions [in Condition [•]] annexed to the applicable Final Terms apply] |

| | | |
|---|---|---|
| 31 | Other final terms: | [Not Applicable/*give details*]<br>(*When adding any other final terms or special conditions consideration should be given as to whether such terms constitute a "significant new factor" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.*) |

**DISTRIBUTION**

| | | |
|---|---|---|
| 32 | (i) If syndicated, names of Managers: | [Not Applicable/*give names*] |
| | (ii) Stabilising Manager(s) (if any): | Not Applicable/*give names*] |
| | (iii) Dealer Commission: | [•] |
| 33 | If non-syndicated, name of Dealer: | [Not Applicable/*give name*] |
| 34 | Additional selling restrictions: | [Not Applicable/*give details*] |
| 35 | Additional steps that may only be taken following approval by an Extraordinary Resolution: | |
| 36 | The aggregate principal amount of Notes issued has been translated into [Euro] at the rate of [•], producing a sum of (for Notes not denominated in [Euro]): | |

**[LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EURO 3,500,000,000 Euro Medium Term Note Programme of Schneider Electric SA.]

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ............................................

Duly authorised

# PART B – OTHER INFORMATION

## 1 RISK FACTORS

*[[Insert any risk factors that are material to the Notes being offered and/or admitted to trading in order to assess the market risk associated with these Notes and that may affect the Issuer's ability to fulfil its obligations under the Notes which are not covered under "Risk Factors" in the Base Prospectus. If any such additional risk factors need to be included consideration should be given as to whether they constitute a "significant new factor" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.] [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]]*

## 2 LISTING

| | |
|---|---|
| (i) Listing: | [Luxembourg/other (*specify*)/None] |
| (ii) Admission to trading: | [Application has been made for the Notes to be admitted to trading on [•] with effect from [•].] [Not Applicable.] |
| (iii) Estimate of total expenses related to admission to trading: | [•] |

## 3 RATINGS

| | |
|---|---|
| Ratings: | The Notes to be issued have been rated:<br>[S & P: [•]]<br>[Moody's: [•]]<br>[[Other]: [•]]<br>*(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)* |

## 4 [NOTIFICATION

The [*include name of competent authority in EEA home Member State*] [has been requested to provide/has provided - include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] the [*include names of competent authorities of host Member States*] with a certificate of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive.]

## 5 [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in [ "Subscription and Sale"], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]

6 [REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

| | |
|---|---|
| [(i) Reasons for the offer: | [•]<br>*(See ["Use of Proceeds"] wording in Base Prospectus – if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*] |
| (ii) Estimated net proceeds: | [•]<br>*(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)* |
| [(iii)] Estimated total expenses: | [•] *[Include breakdown of expenses.]*<br>*(Only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.) ]** |

7 **[FIXED Rate Notes only – YIELD**

| | |
|---|---|
| Indication of yield: | [•]<br>The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield. ] |

8 **[Index-Linked or OTHER variable-linked Notes only – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE AND OTHER INFORMATION CONCERNING THE UNDERLYING**

*Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained. Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

9 **[DUAL CURRENCY NOTES ONLY – PERFORMANCE OF RATE[S] OF EXCHANGE**

*Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained.*]

10 **[Dual Currency NOTES only – PERFORMANCE OF RATE[S] OF EXCHANGE**

*Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained.]*

11 **[Derivatives ONLY – Other Information concerning the Securities to be [offered]/[admitted to trading]]**

| | |
|---|---|
| Name of the issuer of the underlying security: | **[•]** |
| ISIN Code: | **[•]** |
| Underlying interest rate: | **[•]** |
| Relevant weightings of each underlying in the basket: | **[•]** |
| Adjustment rules with relation to events concerning the underlying: | **[•]** |

| | |
|---|---|
| Source of information relating to the [Index]/[Indices]: | [•] |
| Place where information relating to the [Index]/[Indices] can be obtained: | [•] |
| Name and address of entities which have a firm commitment to act as intermediaries in secondary trading: | [•] |
| Details of any market disruption/settlement disruption events affecting the underlying: | [•] |
| Exercise price/find reference price of underlying: | [•] |
| Details of how the value of investment is affected by the value of the underlying instrument(s): | [•] |
| Details of settlement procedure of derivative securities: | [•] |
| Details of how any return on derivative securities takes place, payment or delivery date, and manner of calculation: | [•] |

**12 [Derivatives only – POST-ISSUANCE INFORMATION concerning the underlying**

*[Indicate whether or not the Issuer intends to provide post-issuance information concerning the underlying. If the Issuer intends to report such information, specify what information will be reported and where such information can be obtained.]*

**13 [Terms and Conditions of the Offer]**

| | |
|---|---|
| The time period, including any possible amendments, during which the offer will be open and description of the application process: | [•] |
| Details of the minimum and/or maximum amount of application:[1] | [•] |
| Details of method and time limits for paying up and delivering securities: | [•] |
| Manner and date in which results of the offer are to be made public: | [•] |
| Categories of potential investors to which the securities are offered:[2] | [•] |

[1] Whether in number of securities or aggregate amount to invest.

[2] If the offer is being made simultaneously in the markets of two or more countries and if a tranche has been or is being reserved for certain of these, indicate any such tranche.

*[For example:*

*"Legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities.*

*Any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than A43,000,000 and (3) an annual net turnover of more than A50,000,000, as shown in its last annual or consolidated accounts."]*

| | |
|---|---|
| Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made: | **[•]** |
| Details of any post-issuance information to be provided and where such information can be obtained: | **[•]** |

**14 [Placing and UNDERWRITING]** [3]

| | |
|---|---|
| Name and address of the co-ordinator(s) of the global offer and of single parts of the offer:[4] | **[•]** |
| Name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent): | **[•]** |
| Names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements:[5] | **[•]** |
| When the underwriting agreement has been or will be reached: | **[•]** |

[3] Required for derivative securities.

[4] To the extent known to the Issuer, include also the names and addresses of the placers in the various countries where the offer takes place.

[5] Where not all of the issue is underwritten, a statement of the portion not covered.

## 15 OPERATIONAL INFORMATION

| | |
|---|---|
| ISIN Code: | [•] |
| Common Code: | [•] |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Societe Anonyme and the relevant identification number(s): | [Not Applicable/*give name(s) and number(s)*] |
| Delivery: | Delivery [against/free of] payment |
| Names and addresses of additional Paying Agent(s) (if any): | [•] |

## GENERAL INFORMATION

1 Application has been made to list the Notes issued under the Programme in the Official List of the Luxembourg Stock Exchange and admit such Notes to trading on the regulated market "Bourse de Luxembourg" and/or on any other Regulated Market in a Member State of the European Economic Area. The Luxembourg Stock Exchange has allocated to the Programme the number 12326 for listing purposes.

2 No authorisation procedures are required of the Issuer under French law for the establishment or update of the Programme. However, any drawdown of Notes under the Programme, to the extent such Notes constitute *obligations*, requires the prior authorisation of the *Conseil d'Administration*

3 Except as disclosed in this Base Prospectus, there has been no significant change in the financial or trading position of the Issuer or of Schneider Electric since 31 December, 2004 and no material adverse change in the prospects or affairs of the Issuer or of Schneider Electric since 31 December, 2004.

4 The Issuer is not aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened) involving the Issuer during the past 12 months which may have, or have had in the recent past, significant effects on the Issuer's and/or the Group's financial position or profitability.

5 Each Bearer Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

6 Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems and, where applicable, Euroclear France. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Final Terms.

The address of Euroclear is 1 boulevard du Roi Albert II, 1210 Bruxelles, Belgium and the address of Clearstream, Luxembourg is 42 avenue John Fitzgerald Kennedy, L- 1855 Luxembourg, Grand-Duchy of Luxembourg. The address of Euroclear France is 115 rue Réaumur, 75081 Paris Cedex 02, France.

7 For so long as Notes may be issued pursuant to this Base Prospectus, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection at the office of the Fiscal Agent, the Registrar and the Paying Agents:

(i) the constitutive documents of the Issuer

(ii) the published annual report of the Issuer for the two financial years ended 31 December, 2004 and the summary financial information of the Issuer for the six months ended 30 June, 2005

(iii) each Final Terms for Notes that are admitted to trading on the regulated market of the Luxembourg Stock Exchange or any other Regulated Market

(iv) a copy of this Base Prospectus together with any Supplement to this Base Prospectus or further Base Prospectus

(v) all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Base Prospectus.

8 The bylaws, reports, letters, and other documents, historical financial information, valuations and statements prepared by the Auditors or any expert at Schneider Electric's request, any part of which is included or referred to in this document, as well as Schneider Electric and the Group's historical financial information for

the financial years 2003 and 2004 are available for consultation at the Company's head office (Board of Directors' Secretariat) located at 43/45 boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France.

In addition to the annual report and a summary report, the Company also publishes on its corporate website, www.schneider-electric.com, Schneider Electric "In brief" presentations, a Shareholders' Letter (three times a year), and general, economic and financial information (presentations, press releases).

9 Copies of the latest constitutive documents (*statuts*) and annual report of the Issuer, including its consolidated accounts and non consolidated accounts and the semi-annual unaudited consolidated financial statements of the Issuer may be obtained, and copies of the Agency Agreement and the Deed of Covenant will be available for inspection, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding. The Issuer does not publish interim non-consolidated financial statements.

10 In respect of derivatives securities as defined in Article 15.2 of Commission Regulation no.809/2004, the Final Terms will indicate whether or not the Issuer intends to provide post-issuance information concerning the underlying. If the Issuer intends to report such information, the Final Terms will specify what information will be reported and where such information can be obtained.

11 According to Article 131 *quater* of the French General Tax Code, as construed by the French tax authorities, payments in respect of the Notes will be made without withholding or deduction for, or on account of, withholding tax on interest payments set out under Article 125A III of the French General Tax Code, to the extent that the Notes constitute *obligations* and are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues of Notes, if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France in connection with their initial distribution and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in Articles L.411-1, L.411-2 and D.411-1 of the French Code *monétaire et financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular 5 I-11-98 of the *Direction Générale des Impôts* dated 30 September 1998.

However, if so provided in the relevant Final Terms, Notes constituting *obligations* denominated in currencies other than euro may be issued on a non-syndicated basis and placed with subscribers who are all resident outside the Republic of France. In such cases, the Notes will not benefit from the exemption from deduction at source provided by Article 131 *quater* of the French General Tax Code and payments under such Notes made to a non-French resident will be exempt from withholding or deduction imposed by or on behalf of the Republic of France at source only if the beneficiary of the payment provides certification that he is not resident in the Republic of France, all in accordance with the provisions of Article 125 A III of the French General Tax Code, as more fully described in Condition 8. See "Terms and Conditions of the Notes – Taxation".

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Final Terms.

12 The Notes to be issued by the Issuer qualify under Category 2 for the purposes of Regulation S under the Securities Act ("Regulation S"). Notes will be issued in compliance with US Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules") unless (i) the relevant Final Terms states that such Materialised Notes are issued in compliance with US Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules"), or (ii) such Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982

("TEFRA"), which circumstances will be referred to in the relevant Final Terms as a transaction to which TEFRA is not applicable.

13 On 3 June 2003, the European Union adopted a directive 2003/48/EC regarding the taxation of savings income in the form of interest payments (the "Directive"). The Directive requires Member States, from 1 July 2005, to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

If a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither the Issuer nor any paying agent nor any other person would be obliged to pay additional amounts with respect to any Note as a result of the imposition of such withholding tax. If a withholding tax is imposed on payment made by a paying agent, the Issuer will be required to maintain a Paying Agent in a Member State that will not be obliged to withhold or deduct tax pursuant to the Directive.

14 Mazars & Guérard at 39, rue de Wattignies, 75012 Paris, France, and Barbier, Frinault et Autres/Ernst & Young at 41, rue Ybry, 92576 Neuilly-sur-Seine, France (both entities regulated by the Haut Conseil du Commissariat aux Comptes and duly authorised as Commissaires aux comptes) have audited and rendered unqualified audit reports on the consolidated financial statements of the Issuer for the years ended December 31, 2003 and 2004. The French auditors carry out their duties in accordance with the principles of *Compagnie Nationale Des Commissaires aux Comptes* and are members of the CNCC professional body.

**REGISTERED OFFICE OF THE ISSUER**

**Schneider Electric SA**
43-45 boulevard Franklin Roosevelt
92500 Rueil-Malmaison
Tel: +33 (0) 1 41 29 70 00

**ARRANGER**

**BNP Paribas**
10 Harewood Avenue
London NW1 6AA

**DEALERS**

**BNP Paribas**
10 Harewood Avenue
London NW1 6AA

**Citigroup Global Markets Limited**
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

**Deutsche Bank AG, London Branch**
Winchester House
1 Great Winchester Street
London EC2N 2DB

**Merrill Lynch International**
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

**Morgan Stanley & Co. International Limited**
25 Cabot Square
Canary Wharf
London E14 4QA

**Société Générale**
29 boulevard Haussmann
75009 Paris

**FISCAL AGENT, TRANSFER AGENT AND PRINCIPAL PAYING AGENT**

**BNP Paribas Securities Services, Luxembourg Branch**
23, avenue de la Porte-Neuve
L-2085 Luxembourg

**PAYING AGENT**

**BNP Paribas Securities Services**
Immeuble Tolbiac
25, quai Panhard et Levassor
75013 Paris

**CALCULATION AGENT**

**BNP Paribas Securities Services, Luxembourg Branch**
23, avenue de la Porte-Neuve
L-2085 Luxembourg

**LUXEMBOURG LISTING AGENT**

**BNP Paribas Securities Services, Luxembourg Branch**
23, avenue de la Porte-Neuve
L-2085 Luxembourg

**STATUTORY AUDITORS**

**Mazars & Guérard**
39, rue de Wattignies
75012 Paris

**Barbier, Frinault et Autres /Ernst & Young**
41, rue Ybry
F-92576 Neuilly-sur-Seine Cedex

## LEGAL ADVISERS

**To the Issuer**
*in respect of French law*

**Willkie Farr & Gallagher LLP**
21/23, rue de la Ville l'Eveque
75008 Paris

**To the Dealers**
*in respect of English law*

**Linklaters**
25, rue de Marignan
75008 Paris

Annex 4

# Conference
# EPG 2006

May 22, 2006


Merlin Gerin
Square D
Telemecanique

**Schneider Electric**

*Building a New Electric World*

# Disclaimer



All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.



## Overview

Strategy and action plans

Focus on North American division

Outlook

# Schneider Electric is a world leader in Power & Control



**Electrical Distribution**
*No. 1 worldwide*

**Make electricity safe, available and reliable**

Merlin Gerin
SQUARE D
MGE UPS SYSTEMS

**Automation & Control**
*No. 2 worldwide*

**Control and protect machines and installations**

SQUARE D
Telemecanique
t.a.c TourAndoverControls

**Energy management**

# We provide solutions for 4 end markets with multiple applications



**Industry** — 32%

Food & beverage, automobile, packaging, pharmaceuticals, electronic

**Buildings** — 40%

Offices, stores, factories, hotels, hospitals, museums, schools, universities

**Energy & Infrastructure** — 16%

Electrical networks, water treatment, airports, tunnels, telecom, data centers

**Residential** — 12%

Single-family homes, apartment buildings

**Sales by end market**




Schneider
Electric

# Leading positions in all businesses



| | Electrical Distribution<br>62% of sales | | | Automation & Control<br>25% of sales | | Growth Platforms<br>13% of sales | | |
|---|---|---|---|---|---|---|---|---|
| | ***Ultra terminal*** | ***Low Voltage*** | ***Medium Voltage*** | ***Industrial Control*** | ***Automation*** | ***Secured Power*** | ***Building Automation*** | ***Customised Sensors*** |
| **N°1** | Legrand | Schneider Electric | ABB | Schneider Electric | Siemens | APC | Johnson Control | *Fragmented market* |
| **N°2** | Schneider Electric | ABB | Schneider Electric | Rockwell | Rockwell | Schneider Electric | Siemens | |
| **N°3** | Leviton Matsushita | Siemens | Siemens | Siemens | Schneider Electric | Eaton | Honeywell | |
| | | | | | | | Schneider Electric | |



60% of sales No. 1
85% of sales No. 1 or No. 2
0%
60%
80%
100%

# We have a worldwide coverage with strong local operations



**Schneider Electric**

- ~ **€12 billion** sales, **184** countries
- **92,000** employees
- **207** factories
- **124** logistics centers
- **13,000** outlets through partners
- **6,500** R&D people
- ~ **750,000** references

**North America**
- € 26%
- 22,600
- 46



**Europe**
- € 48%
- 41,300
- 95



**Rest of the World**
- € 8%
- 10,100
- 23



**Asia-Pacific**
- € 18%
- 18,000
- 43

*Sales, Employees, Factories by geographical region*




Schneider Electric

# We achieved an excellent performance in 2005

| | €m | Change |
|---|---|---|
| Sales | 11,679 | +13% |
| Operating Income | 1,565 | +22% |
| Net Income | 994 | +21% |
| Earnings per share (€) | 4.56 | +22% |
| Return on capital employed (%) | 10.5 | +0.8pt |
| Net dividend (€) | 2.25 | +25% |

# 2005 results are in line with new$^2$ company program targets



| 2005-2008 Targets | | 2005 Results |
|---|---|---|
| **GROWTH**<br>Sales organic growth<br>$\geq$ + 5% per year |  | +7.9% |
| **PROFITABILITY**<br>Operating margin<br>from 12.5% to 14.5% |  | 13.4%<br>(+1.0pt) |
| **ROCE**<br>Return on capital employed<br>up 2% to 4% over 4 years |  | 10.5%<br>(+0.8pt) |
| **ROI**<br>Attractive return on investment<br>↳ Dividend payout ratio ~50%<br>↳ Balance sheet leveraging in 2 years |  | 50%<br>20%* |

*Net debt/Equity




Schneider
Electric



Introduction

**Strategy and action plans**

Focus on North American division

Outlook

# An offensive strategy of profitable growth



growth

| | 2004 | | 2005 |
|---|---|---|---|
| → Emerging countries | 27% | → | 30% |
| → New businesses | 36% | → | 40% |

→ R&D and innovation

→ Solutions for each type of customer


efficiency

→ Productivity & globalisation

→ Leveraging of financial structure


people

→ Development of competencies & diversity




Schneider
Electric

# Wide exposure and leading positions in emerging countries





2005 Sales organic growth: +13%
Eastern Europe
+12%
Africa/Middle East
+21%
South America
+32%
Greater China
+15%
India
+26%
Other Asia/Pacific
+6%
Sales by region,change in breakdown, 2001-2005
18%
30%
52%
2001
Emerging countries
North America
Western Europe
30%
26%
44%
2005


- Early and sustainable **presence**, despite risks/crisis
- Optimization of market coverage through **local intermediaries**
- **Powerful offering adapted** to all standards and country's maturity



growth

# Increase growth potential and reduce cycle sensitivity through new businesses



## Development in new businesses adjacent to the core

| | Power | Control |
|---|---|---|
| Infrastructures | Low & Medium Voltage | Industrial Control & Automation |
| Industry | | |
| Buildings | | Building Automation |
| Residential | Ultra Terminal | Home Control |

Services

Energy Management


growth

# Sustained expansion in new businesses and targeted markets





Ultra Terminal
€ 1.2 bn
LEXEL
CLIPSAL
Energy Management
€ 0.8 bn
MGE UPS SYSTEMS
PowerLogic
POWER MEASUREMENT
Building Automation
€ 0.7 bn
t.a.c TourAndoverControls
Industrial Automation
€ 1.3 bn
Pro-face Human Machine Interface
BERGER LAHR
TOSHIBA
ELAU
Customized Sensors
€ 0.5 bn
BEI TECHNOLOGIES INC
KAVLICO CORPORATION
Crouzet
Services in new businesses: € 0.4 billion
Services in core businesses: € 0.5 billion


**Total full-year sales: € 5 billion**



growth

# Innovation for growth



➔ **Sustained investment**

- ~ 5% of sales in R&D - 6,500 people
- Acquisition of advanced technologies: PMI, BEI Technologies

➔ **Deployment of resources in emerging markets**

➔ **Strong presence in high-tech countries**


United States
Germany
Shanghai (China)
Japan
Monterrey (Mexico)
Bangalore (India)

➔ **Leverage of technological partnerships**

- Toshiba, IBM, Fuji, Tata
- Minalogic Pole, INP & CEA / LETI in Grenoble

➔ **Inauguration in 2006 of the Electropole in Grenoble**


growth

# On-going deployment of efficiency plans



➔ **Rebalancing costs with sales**

- Transferred production costs: **€ 270m** to low-cost countries in 2005 (**+48%**)
  of which **€ 125m** from euro zone to non-euro zone

➔ **Logistics**

- Improvement in the customer service rate
- On-going rationalization of logistics centers

➔ **Lean Manufacturing and Quality (Six Sigma)**

➔ **Monitoring of base costs while investing in growth**

- Optimisation of support functions in mature countries
- Sustained investment in emerging countries
- Deployment of resources in new businesses





Introduction

Strategy and action plans

**Focus on North American division**

Outlook

# Presentation of the North American Division



**Canada**
- 900 employees
- 5 factories
- 2 distribution centers

**United States**
- 9800 employees
- 19 factories
- 6 distribution centers

**Mexico & Central America**
- 6300 employees
- 5 factories
- 1 distribution center

Energy Infrastructure 15%
Residential 19%
Industry 15%
Buildings 51%

**Sales by end markets**
**(2005 Sales $3.1 Billion)**

**17,000 Employees**
**29 Factories / 9 Distribution Centers**




Schneider
Electric



# Schneider Electric: a North American Leader





| | | N° 1 | N° 2 | N° 3 | N° 4 |
|---|---|---|---|---|---|
|  SQUARE D | Electrical Distribution |  Schneider Electric |  EATON | GE | SIEMENS |
|  Telemecanique | Automation & Control | Rockwell Automation | SIEMENS |  Schneider Electric |   EATON, GE |

**Electrical Distribution**

- Square D: #1 preferred brand
- Leader in Building, Energy & Infrastructure
- Leader in Residential Construction
- Leader & innovator in critical power solutions

**Automation & Control**

- Telemecanique and Square D brands
- "Challenger" in Automation & Control
- Leading OEM solution provider
- Leader in Standard Controls

**Total 2005 Division Sales: $3.1 Billion**
**14% in New Businesses**

# Strong sales growth and operating margin





## Data of the North American division based on statutory accounts in local currency

**Sales in $bn / Organic growth in %**

| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| Sales ($bn) | 2.7 | 2.5 | 2.5 | 2.7 | 3.1 |
| Organic growth | | -7.3% | -0.4% | +6.1% | +9.6% |

**Operating Margin in %**

| 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|
| 8.7% | 8.5% | 12.1% | 13.7% | 15.3% |




Schneider
Electric

# Customer references in North America



TEXTRON

Electrical Distribution
Switchgear


ups

Motor Control, Safety
Switches,
Panelboards

GIANTS STADIUM


Continental
Airlines
Arena

Square D®
PowerLogic®

The New York Times

Switchboards, Panelboards & Busway

JAGUAR

Telemecanique ®
Drives


IBM

Busway & Switchgear


Pfizer

Electrical Distribution
Switchgear

Domino
SUGAR

Electrical Distribution
Switchgear



SFO

Square D® PowerLogic®

D·R·HORTON® America's Builder

Load Centers/Circuit
Breakers




Schneider
Electric

# Leading in a highly competitive environment



| Challenges and Opportunities | Our strategy and answers |
| --- | --- |
| **Increasing customer demands** | ◆ Differentiate ourselves through a focus on customer satisfaction and quality<br>◆ Focus on providing services and consulting<br>◆ Provide best in class solutions for Critical Power, Water/Wastewater and OEMs |
| **Mature & consolidating industry with entrenched market positions** | ◆ Drive our acquisition strategy to leverage our strong brands, back office and market channels |
| **Rising energy costs** | ◆ Develop a front runner position in energy management and efficiency |
| **Increasing global competition** | ◆ Leverage Schneider Electric's global scale and presence in low-cost countries |




Schneider
Electric

# Meeting increasing customer demands with an application driven approach



### *Buildings & Infrastructure Market*


Merlin Gerin


SQUARE D


Telemecanique


t.a.c
TourAndoverControls




- Consulting Engineer Specialists
- Contractor Relationships
- Critical Power Competency Center
- Water/Wastewater Competency Center

### *OEMs Market*


Merlin Gerin


SQUARE D


Telemecanique



- Product and Application Centers
- System Integrator & Control Panel Builder Program
- Specialist Sales Force
- Global Coordination for Strategic Accounts



# Addressing a mature consolidating industry by leveraging our leadership position



***Residential & Small Buildings Market***


SQUARE D


CLIPSAL
LIGHTING CONTROL
SQUARE D

- Contractor Relationships
- Focus on After/Remodel Markets
- Intelligent Load Center
- Arc Fault Circuit Breakers
- 2006 Launch of Lighting Control



***Juno: Extension of offer & market reach***




JUNO LIGHTING GROUP
SQUARE D

- Brands: Juno, Indy, Alfa
- 2005 Sales: $274 Million
- Headcount: 1,000
- 2005 Growth: 11%

growth




Schneider Electric

# Providing solutions for rising energy costs



## *Energy Efficiency & Services*


SQUARE D




Telemecanique



t.a.c
TourAndoverControls

POWER MEASUREMENT
drive energy performance





- Energy Efficiency Initiative
- Regional Acquisitions
- Automation Services
- Services for Power Generation

## *Power Measurement + Powerlogic = Number One Solution Provider*


POWER
MEASUREMENT
drive energy performance


PowerLogic

- Brands: Ion® & Powerlogic
- 2005 Sales: $122 Million
- Headcount: 638
- 2005 Growth: 16%

growth




Schneider
Electric

# Efficiency and People actions plans



## ➔ Rebalancing costs with sales

- Transfer of production: since 2000, 55% of workforce (4,300 jobs) moved to Mexico and 18% of production cost to low cost countries
- Localization program: sourcing in Mexico & Asia
- Price management to offset raw materials inflation

## ➔ Customer service


efficiency

- Lead times and service levels as competitive advantages in Engineered To Order (ETO Business)
- Absolute priority to customer satisfaction
- Raising the bar of quality (Six Sigma)



## ➔ Safest workforce in North America


people

- 1.4 Medical Incident Rate (MIR) vs. a weighted industry average of 5



# Key value creation drivers



**GROWTH POTENTIAL**
- Electrification needs worldwide
- Emerging countries
- New businesses
- Energy savings solutions
- Services opportunities

**BUSINESS MODEL**
- Leadership positions
- Innovation
- Geographical organization
- Partners
- Premium brands

**OPERATING MARGIN**
- High level of profitability
- Productivity plans
- Rebalancing
- Resilience across the cycle

**FINANCIAL STRUCTURE**
- Strong & steady cash flow
- Low capital intensity
- Dividend pay out
- Financial leverage opportunity

**Schneider Electric has the ability to deliver attractive returns to its shareholders**





Schneider
Electric

# Exceptional Q1 2006 sales growth



**Q1 2006 sales**
**+ 25.9%**











**Organic Growth**
+13.3%

**Acquisitions**
+7.6%

**Foreign Exchange**
+5.0%

# 2006 outlook



**Assuming current economic and currency conditions, Schneider Electric anticipates for 2006:**

- **Organic growth** between **+6%** and **+7%,** above the target of its **new$^2$** company program
- **Increase** of **operating income**




Schneider
Electric

# Contacts and Calendar




**Alexandre Brunet - Investor Relations Officer**
alexandre.brunet@schneider-electric.com

**Katia de Saint Germain - Deputy - Investor Relations**
katia.de-saint-germain@schneider-electric.com

☎: +33 (0)1 41 29 87 50
www. schneider-electric.com


| | | |
|---|---|---|
| July 28 | Half-Year Results | 9:00 Conference Call |
| October 24 | 3rd Quarter 2006 Sales | 9:00 Conference Call |

# Building a New Electric World

